October 1, 2014

Via EDGAR and FEDEX

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Freshpet, Inc.

Registration Statement on Form S-1, as amended

File No. 333-198724

Dear Mr. Schwall:

On behalf of Freshpet, Inc., a Delaware corporation (the “Company”), we hereby advise the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s anticipated initial public offering (“IPO”) price range to assist the Staff in finalizing its review of the above referenced Registration Statement. In consultation with its underwriters, the Company currently anticipates that its preliminary estimated IPO price range will be between $12.00 and $14.00 per share of common stock based on an offering of 10,416,667 shares of common stock. To facilitate the Staff’s review, we have also attached as Annex A to this letter sections of the Registration Statement that have been completed using certain assumptions relating to the offering size and price, including the assumption that the final IPO price will be the midpoint of the price range set forth above. We have also included in Annex A a recent developments section and other edits that we expect to include in a forthcoming amendment to our Registration Statement.

*  *  *  *  *

If you have any questions related to this letter, please contact our counsel, Christian O. Nagler, at (212) 446-4660, or me at (201) 520-4080.

Sincerely,

/s/ Richard Kassar
Richard Kassar

cc:	Christian O. Nagler, Esq.

Kirkland & Ellis LLP

Marc D. Jaffe, Esq.

Latham & Watkins LLP

Annex A

As filed with the Securities and Exchange Commission on October 6, 2014

Registration No. 333-198724

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

FRESHPET, INC.

(Exact name of registrant as specified in its charter)

Delaware	2047	20-1884894
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

400 Plaza Drive, 1st Floor

Secaucus, New Jersey 07094

(201) 520-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard Kassar

Chief Financial Officer

400 Plaza Drive, 1st Floor

Secaucus, New Jersey 07094

(201) 520-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Christian O. Nagler, Esq. Andrew M. Herman, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Marc D. Jaffe, Esq. Senet S. Bischoff, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	11,979,167	$14.00	$167,708,338	$19,487.71

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of any additional shares of common stock that the underwriters have the option to purchase.
(3)	The Registrant previously paid $12,880 of the Registration Fee in connection with the initial filing of its Registration Statement on September 12, 2014.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 6, 2014.

10,416,667 Shares

Freshpet, Inc.

Common Stock

We are offering 10,416,667 shares of our common stock. This is our initial public offering and no public market for our common stock currently exists. We currently estimate that the initial public offering price per share will be between $12.00 and $14.00. We have applied to list our common stock on the NASDAQ Global Market under the symbol “FRPT.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

See “Risk Factors” on page 15 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Freshpet	$	$

(1)	We refer you to “Underwriting” beginning on page 112 of this prospectus for additional information regarding total underwriting compensation.

To the extent that the underwriters sell more than 10,416,667 shares of common stock, the underwriters have the option to purchase up to an additional 1,562,500 shares from us at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2014.

Goldman, Sachs & Co.	Credit Suisse

Baird	Stifel	SunTrust Robinson Humphrey	Canaccord Genuity

Prospectus dated                     , 2014.

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

Freshpet is disrupting the $22.5 billion North American pet food industry by driving consumers to reassess conventional dog and cat food offerings that have remained essentially unchanged for decades. We position our brand to benefit from mainstream trends of growing pet humanization and consumer focus on health and wellness. We price our products to be accessible to the average consumer, providing us with broad demographic appeal and allowing us to penetrate multiple classes of retail including grocery, mass, club, pet specialty and natural. We have successfully expanded our network of Freshpet Fridges within leading blue-chip retail chains including Albertsons, BJ’s, Kroger, Petco, PetSmart, Publix, Safeway, Target, Wal-Mart and Whole Foods. The strength of our business model extends to our customers, who we believe find that Freshpet grows their pet category sales, drives higher traffic, increases shopper frequency and delivers category leading margins. As of June 30, 2014, Freshpet Fridges were located in over 12,500 stores, and we believe there is an opportunity to install a Freshpet Fridge in at least 35,000 stores across North America.

Freshpet’s differentiated pet food empowers pet parents to provide positive nutrition and well-being to their pets. Our success is reflected in the growth we have delivered:

•	Our Freshpet Fridge store locations increased from 7,001 in 2011 to 10,836 in 2013, representing a compounded annual growth rate of 24%; and, as of June 30, 2014, we had 12,593 installed Freshpet Fridges, representing 28% growth over the number as of June 30, 2013.

•	Our net sales increased from $25.4 million in 2011 to $63.2 million in 2013, representing a compounded annual growth rate of 58%; and for the six months ended June 30, 2014, we reported net sales of $39.7 million representing growth of 38% over the six months ended June 30, 2013.

Freshpet Fridge Store Locations	Net Sales ($ millions)

•	Our gross profit margin as a percent of net sales improved 610 basis points from 42.6% in the year ended December 31, 2011 to 48.7% in the six months ended June 30, 2014.

•	Our net loss from operations decreased from $23.4 million in 2011 to $12.4 million in 2013; and for the six months ended June 30, 2014, we reported net loss of $5.6 million compared with a net loss of $6.4 million in the six months ended June 30, 2013.

•	Our net loss decreased from $24.2 million in 2011 to $21.7 million in 2013; and for the six months ended June 30, 2014, we reported a net loss of $11.4 million compared with a net loss of $10.0 million in the six months ended June 30, 2013.

Our Industry

We compete in the North American dog and cat food market, which had 2013 retail sales of $22.5 billion and has grown at an average compounded annual growth rate of 3.6% from 2007 to 2013, according to Euromonitor. The pet food market has historically been resilient as consumers continue to spend on their pets even during economic downturns. Within the pet food market, premium and/or natural brands are gaining market share, according to Packaged Facts. We believe pet food industry growth is being driven by increasing pet ownership in U.S. households, a growing trend of pet humanization as pet owners view their pets as family members, and a greater consumer focus on health and wellness.

The pet food purchasing decision is underpinned by higher brand loyalty than many other consumer packaged goods categories. A consumer selecting a pet food brand resists frequent switching in order to avoid disrupting the pet’s diet, resulting in high repeat purchasing behavior. As a result, we believe that as consumers try fresh, refrigerated pet food, they are likely to become repeat users of the product.

Our Competitive Strengths

We believe that the following strengths differentiate Freshpet and position us to become a leading brand in pet food:

The category defining brand in fresh, refrigerated pet food.    Freshpet is the first and only fresh, refrigerated pet food brand distributed across North America. Our products represent a significant innovation in pet food, and we have developed a brand proposition that pet parents can intuitively trust.

All of our meats and vegetables are sourced in North America, and all of our products are made in the United States. We use simple, fresh ingredients that are gently cooked without preservatives. Pet parents can easily recognize ingredients in our products as being similar to fresh food they buy for their families. In palatability tests commissioned by us and conducted by third party kennels, dogs chose Freshpet over other leading pet food brands by a wide margin. In addition, according to a study commissioned by us and conducted by a third party researcher, pet parents perceived that Freshpet provides their pets with greater enthusiasm for eating and visible health improvements. By satisfying pet nutritional needs and strong pet parent motivations, we have built a growing base of loyal consumers who we believe have a deep emotional connection to the Freshpet brand.

Proven, scalable and defensible point-of-sale retail model.    We sell our products through a fast-growing network of company-owned branded refrigerators, or Freshpet Fridges, which replace standard shelving in the pet aisle or an end-cap of a retail store. We are the only company to have a branded refrigeration fixture, in-aisle electric power and significant exclusive shelf space in the pet department of leading national retail chains. We believe our Freshpet Fridges generate compelling economics with an average cash-on-cash payback period of less than 15 months, calculated by comparing our total current costs for a refrigerator (including installation and maintenance) to our current margin on net revenues. We have installed Freshpet Fridges across all major classes of pet retail including grocery, mass, club, pet specialty and natural. Our track record of consistently growing the number of store locations with key customers underscores the success of our point-of-sale model.

Selected Customers	Year Entered	Freshpet Fridge Locations at Launch	Freshpet Fridge Locations as of September 30, 2014
Wal-Mart	2007	51	1,607
Petco	2007	97	1,364
PetSmart	2006	29	1,306
Target	2012	50	1,157
Kroger	2007	185	972
Whole Foods	2012	29	226

We believe our customers find that Freshpet grows sales of their overall pet category, drives higher traffic, increases shopper frequency and delivers category leading margins. We believe our attractive business proposition to customers will allow us to continue penetrating store locations of existing and new customers.

Difficult to replicate know-how, manufacturing facilities and supply chain.    We built and currently operate what we believe is the only fresh, refrigerated pet food manufacturing facility in North America, which was designed by us to operate at human-grade food quality and safety standards. Over the last eight years, we have developed proprietary know-how in the areas of recipes, ingredients sourcing, cooking techniques and product packaging, and have established the only refrigerated pet food supply chain in North America. We have built a team of professionals with unique skills in production and delivery of fresh refrigerated pet food. As a result, our facilities, processes and people represent advantages that would be difficult for others to replicate.

Experienced, committed management team and company culture focused on core values.    We have a deep bench of management talent with a tremendous amount of pet industry experience and significant ownership in Freshpet. The majority of our senior executive team previously worked together to revitalize the Meow Mix brand, and successfully sold it in 2006. Our CEO, Richard Thompson, served as CEO of The Meow Mix Company from 2002 to 2006 and previously founded the American Italian Pasta Company. We believe our culture and core values, spanning Pets, People and Planet, allow us to attract a passionate employee base while also helping pet parents connect with the Freshpet brand.

Our Growth Strategies

We intend to continue growing net sales and profitability through the following growth strategies:

Continue to grow awareness, trial and adoption to increase Freshpet’s North American market share.    Our market share is currently less than 1% of the overall $22.5 billion North American pet food market. As of March 2014, less than 20% of U.S. pet food consumers had aided awareness of the Freshpet brand, which provides us a significant opportunity to grow over time. As a result of our marketing investments, consumer trial of Freshpet products tripled from 2010 to 2013, and repeat purchase rates also increased significantly. In many retail accounts where Freshpet has been available for five years or more, we have achieved between 6%-10% market share of dry and wet dog food sales. We believe that with growing awareness and availability of Freshpet, we have expansive runway to grow trial, adoption and market share.

Continue to grow points of distribution by installing new Freshpet Fridges.    We believe there is a significant opportunity to continue to grow our network of Freshpet Fridges by expanding within the store base of existing and new customers. We grew the number of Freshpet Fridge store locations at a compounded annual rate of 24% between 2011 and 2013. We operate Freshpet Fridges in more than 12,500 stores, and we estimate that there is an opportunity to install a Freshpet Fridge in at least 35,000 retail locations across North America. Over the next three years, we plan to install over 6,000 Freshpet Fridges in new retail locations. We expect continued demand for our Freshpet Fridges driven by the strong business proposition and attractive margins that we deliver to customers.

Continue to deliver innovation in pet food and expand our product offerings.    We are continually working to develop new products that are aligned with consumer trends and preferences. Our new products remain true to our founding mission—simple, fresh, good food—while expanding our base of consumers and usage occasions. New product introductions since 2011 represented 31% of our net sales in 2013. We currently have a strong innovation pipeline, including entirely new product platforms that expand the breadth of our fresh product offerings. We also see significant opportunity in the future to expand into pet categories such as cat food and pet treats where we are underpenetrated today. We expect that new product introductions will continue to meaningfully drive growth going forward.

Continue to enhance our operating margins.    We intend to enhance our operating margins through efficiencies of scale as we grow our net sales ahead of costs. We have made significant investments in management, manufacturing capacity, information systems and other infrastructure to enable us to pursue our growth. From 2011 through the second quarter of 2014, we expanded our gross margins by approximately 610 basis points from 42.6% to 48.7%. We expect that gross margin improvement and operating leverage from SG&A costs will be a significant driver of earnings growth going forward.

Preliminary Third Quarter Results

Set forth below are selected preliminary, unaudited financial results for the third quarter ended September 30, 2014. These financial results are unaudited and should be considered preliminary and subject to change.

We expect to report net sales of approximately $         million for the three months ended September 30, 2014, an increase of approximately $         million, or approximately     %, as compared to net sales of $         million for the three months ended September 30, 2013. The majority of the net sales increase was driven by growth in Freshpet Fridge store locations, which grew to 12,970 as of September 30, 2014, an increase of approximately     % compared to              as of September 30, 2013. We also experienced velocity gains in Grocery and Mass as well as Pet Specialty, Natural and Other channels during the most recent quarter along with a     % increase due to product mix.

We expect to report gross profit as a percentage of net sales of between      -     % for the three months ended September 30, 2014, an increase of between      -      basis points as compared to gross profit as a percentage of net sales of     % for the three months ended September 30, 2013. The increase reflects higher net sales, lower manufacturing costs per pound partially offset by higher depreciation for the three months ended September 30, 2014 from the use of our new Freshpet Kitchens in Bethlehem, Pennsylvania, as well as higher operating expenses per pound for the three months ended September 30, 2013 during the transition to the new Freshpet Kitchens which we completed in the fourth quarter of 2013.

These results are preliminary and unaudited and do not present all information necessary for an understanding of our financial condition as of September 30, 2014 and our results of operations for the third quarter ended September 30, 2014. They have been prepared by and are the responsibility of our management. The preliminary estimated results presented are subject to the completion of our financial closing procedures. Accordingly, these results are subject to change. KPMG LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Below is a summary of some of the principal risks we face:

•	we may not be able to successfully implement our growth on a timely basis or at all;

•	we may not be able to to generate sufficient cash flow or raise capital on acceptable terms to meet our needs;

•	we may lose key members of our senior management team;

•	our products may be alleged to cause injury or illness or fail to comply with government regulation;

•	we may lose a significant customer; and

•	our marketing and trade spending programs may prove insufficient or ineffective.

OUR CORPORATE INFORMATION

We were incorporated in Delaware in November 2004 and currently exist as a Delaware corporation. In December 2010, MidOcean Partners and certain of its affiliated entities (collectively, “MidOcean”) became our largest stockholder.

Our principal executive offices are located at 400 Plaza Drive, 1st Floor, Secaucus, New Jersey 07094. Our telephone number is (201) 520-4000. The address of our corporate website is www.freshpet.com. The information contained in or that can be accessed through our website does not constitute a part of, and is not incorporated by reference into, this prospectus.

EQUITY SPONSOR

MidOcean is a private equity firm focused on investing in middle market companies in North America. MidOcean’s targeted sectors include consumer, business & media services and industrial services. Immediately following the consummation of this offering, MidOcean will own approximately 27.2% of our common stock, or 25.9% if the underwriters’ option to purchase additional shares of our common stock is exercised in full.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

THE OFFERING

Issuer	Freshpet, Inc.

Common stock offered by us	10,416,667 shares (11,979,167 shares if the underwriters exercise their option to purchase additional shares of our common stock in full).

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional 1,562,500 shares of our common stock.

Common stock to be outstanding immediately after completion of this offering	Immediately following the consummation of this offering, we will have 31,799,111 shares of common stock outstanding (33,361,611 shares if the underwriters exercise their option to purchase additional shares of our common stock in full), assuming the Preferred C Stock Conversion (as defined herein) had occurred on September 30, 2014.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $122.9 million, or $141.8 million if the underwriters’ option to purchase additional shares of our common stock is exercised in full, assuming the shares offered by us are sold for $13.00 per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus.

We intend to use the net proceeds from the Debt Refinancing (as defined herein) and the net proceeds from the sale of common stock by us in this offering (i) to repay our Existing Indebtedness and to effect the Preferred B Stock Redemption (each as defined herein), (ii) to support our growth, primarily through installing new Freshpet Fridges and adding manufacturing capacity, and (iii) for working capital and general corporate purposes. For additional information, see “Use of Proceeds.”

Dividend policy	We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay cash dividends will be at the discretion of our Board of Directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and such other factors as our Board of Directors deems relevant. In addition, covenants in our credit agreement restrict our ability to pay dividends. For additional information, see “Dividend Policy.”

Directed share program	At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with sales of the directed shares.

Listing	We have applied to list our common stock on the NASDAQ Global Market under the symbol “FRPT.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•	the filing and effectiveness of our amended and restated certificate of incorporation (our “Certificate of Incorporation”) and amended and restated bylaws (our “Bylaws”), which we will adopt immediately prior to the completion of this offering;

•	the conversion of all outstanding guarantee fees (the “Guarantee Fee Conversion”) into shares of our Series C Preferred Stock, par value $0.001 (the “Series C Preferred Stock”), which will occur immediately prior to the Preferred C Stock Conversion (as defined below) and the completion of this offering;

•	the conversion of all outstanding shares of our Series C Preferred Stock into shares of common stock (the “Preferred C Stock Conversion”), which will occur immediately prior to the completion of this offering;

•	the completion of a 1-for-0.7396 stock split of our common stock (the “Stock Split”), which will be effected immediately prior to the completion of this offering;

•	the redemption of all outstanding shares of our Series B Preferred Stock, par value $0.001 (our “Series B Preferred Stock”), for cash (the “Preferred B Stock Redemption”), which will occur immediately following this offering;

•	no exercise by the underwriters of their option to purchase 1,562,500 additional shares of our common stock; and

•	an initial public offering price of $13.00 per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents a summary of our consolidated financial data as of, and for the periods ended on, the dates indicated. The summary consolidated financial data for each of the years ended December 31, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for each of the six months ended June 30, 2014 and 2013 and the summary consolidated balance sheet data as of June 30, 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments we consider necessary for a fair statement of financial information. You should read the following financial information together with the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected for any future period.

	Year ended December 31,		Six months ended June 30,
	2013	2012	2014	2013
	(Dollars in thousands, except per share data)
Consolidated Statement of Operations Data
Net sales	$63,151	$43,519	$39,736	$28,732
Cost of goods sold	35,958	22,881	20,370	15,234

Gross profit	27,193	20,638	19,366	13,497
Selling, general and administrative expenses	39,574	35,385	24,996	19,851

Loss from operations	(12,381)	(14,747)	(5,630)	(6,353)
Other expenses	(538)	(344)	(85)	(29)
Fees on debt guarantee(1)	(5,245)	(1,895)	(3,645)	(2,034)
Interest expense	(3,492)	(1,638)	(2,033)	(1,540)

Loss before income taxes	(21,656)	(18,624)	(11,393)	(9,956)
Income tax expense	(31)	(32)	(16)	(16)

Net loss	(21,687)	(18,656)	(11,409)	(9,972)

Preferred stock dividend accretion	(8,596)	(7,954)	(6,904)	(4,143)

Net loss attributable to common stockholders	$(30,283)	$(26,610)	$(18,256)	$(14,115)

Net loss per share:
Basic	$(2.91)	$(2.56)	$(1.75)	$(1.36)
Diluted	$(2.91)	$(2.56)	$(1.75)	$(1.36)
Weighted average shares of common stock outstanding:
Basic	10,415,056	10,413,509	10,421,462	10,413,509
Diluted	10,415,056	10,413,509	10,421,462	10,413,509

	Six months ended June 30, 2014
	Actual	Pro Forma(4)
Pro Forma Earnings per Share Data(2)
Net loss per share (unaudited):
Basic	$(1.75)	(0.49)
Diluted	$(1.75)	(0.49)
Weighted average shares of common stock outstanding used in computing pro forma net income per share (unaudited):
Basic	10,421,462	20,758,396
Diluted	10,421,462	20,758,396

	Year ended December 31,		Six months ended June 30,
	2013	2012	2014	2013
	(Dollars in thousands)
Other Operating and Financial Data
Freshpet Fridge store locations at period end	10,836	8,514	12,593	9,801
EBITDA(3)	$(6,974)	$(10,363)	$(2,591)	$(4,470)
Adjusted EBITDA(3)	(192)	(6,096)	413	(1,842)
Capital expenditures:
Freshpet Kitchens and other plant capital expenditures	12,987	13,298	2,548	11,043
Freshpet Fridge and other capital expenditures	11,656	13,097	7,813	6,660
Total cash outflows of capital expenditures	24,643	26,395	10,361	17,703

	As of June 30, 2014
	Actual	Pro Forma(4)	Pro Forma As Adjusted(5)
	(Dollars in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$1,924	$1,924	$25,006
Working capital(6)	1,179	1,179	24,261
Property, plant and equipment, net	55,419	55,419	55,419
Total assets	74,489	74,489	96,119
Total debt	83,640	83,640	18,000
Redeemable preferred stock:
Series B	33,081	33,081	—
Series C	81,510	—	—
Total stockholders’ equity (deficit)	$(148,829)	$(56,534)	$65,665

(1)	Represents fees paid to certain stockholders for acting as guarantors for a portion of our payment obligations under the $62.5 Million Revolver (as defined herein). Pursuant to a Fee and Reimbursement Agreement, the Company is obligated to pay each guarantor a contingent fee equal to 10% per annum of the amount each guarantor committed to guarantee. Payments will be made in the form of newly issued shares of Series C Preferred Stock. We plan to use a portion of the proceeds from the Debt Refinancing and this offering to repay the borrowings under the $62.5 Million Revolver, relieving us of future fees on the debt guarantee. In addition, prior to the closing of this offering, outstanding guarantee fees will be converted into Series C Preferred Stock, which will be converted into common stock. See our consolidated financial statements and the notes thereto included elsewhere in this prospectus for additional information.
(2)	For the calculation of basic and diluted net loss per share and pro forma basic and diluted net loss per share, see note 13 to our audited consolidated financial statements included elsewhere in this prospectus and note 10 to our unaudited consolidated financial statements included elsewhere in this prospectus.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss which is the most directly comparable financial measure presented in accordance with GAAP:

	Year ended December 31,		Six months ended June 30,
	2013	2012	2014	2013
	(Dollars in thousands)
Net loss	$(21,687)	$(18,656)	$(11,409)	$(9,972)
Fees on debt guarantee(a)	5,245	1,895	3,645	2,034
Depreciation & amortization	5,945	4,728	3,124	1,912
Interest expense	3,492	1,638	2,033	1,540
Income tax expense	31	32	16	16

EBITDA	(6,974)	(10,363)	(2,591)	(4,470)

Loss on disposal of equipment	503	333	71	24

Launch expense(b)	3,305	2,815	2,334	1,678

New plant start up expenses and processing(c)	1,996	—	113	436
Share based compensation(d)	978	1,119	486	490

Adjusted EBITDA	$(192)	$(6,096)	$413	$(1,842)

(a)	Represents fees paid to certain stockholders for acting as guarantors for a portion of our payment obligations under the $62.5 Million Revolver. Pursuant to a Fee and Reimbursement Agreement, the Company is obligated to pay each guarantor a contingent fee equal to 10% per annum of the amount each guarantor committed to guarantee. Payments will be made in the form of newly issued shares of Series C Preferred Stock. We plan to use a portion of the proceeds from the Debt Refinancing and this offering to repay the borrowings under the $62.5 Million Revolver, relieving us of future fees on the debt guarantee except for changes in fair market value. In addition, prior to the closing of this offering, outstanding guarantee fees will be converted into Series C Preferred Stock, which will be converted into common stock. See our consolidated financial statements and the notes thereto included elsewhere in this prospectus for additional information.
(b)	Represents new store marketing allowance of $1,000 for each store added to our distribution network as well as the uncapitalized freight costs associated with Freshpet Fridge replacements. The expense enhances the launch marketing spend to support our growing distribution network.
(c)	Represents additional operating costs incurred in 2013 and in the first quarter of 2014 in connection with the opening of our new primary manufacturing facility in Bethlehem, Pennsylvania, which was completed in the fourth quarter of 2013.
(d)	Represents non-cash stock based compensation expense.

(4)	The pro forma balance sheet data gives effect to the Guarantee Fee Conversion, the Preferred C Stock Conversion and the Stock Split.
(5)	The pro forma as adjusted balance sheet data gives effect to the pro forma adjustments set forth above and (i) the sale of shares of common stock by us in this offering at an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us, (ii) the debt refinancing to be completed in connection with the closing of this offering (the “Debt Refinancing”) (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Refinancing” for more information about the planned Debt Refinancing) and (iii) the Preferred B Stock Redemption.
(6)	Represents our currents assets minus current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you purchase our common stock, you should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and accompanying notes. If any of the following risks actually occurs, our business, financial condition, results of operations or cash flows could be materially adversely affected. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy of expanding distribution by installing new Freshpet Fridges, attracting new consumers to our brand and launching new products. Our ability to increase awareness, consumer trial and adoption of our products, and to implement this growth strategy depends, among other things, on our ability to:

•	partner with customers to secure space for our Freshpet Fridges;

•	implement our marketing strategy;

•	develop new product lines and extensions;

•	partner with distributors to deliver our products to customers;

•	continue to compete effectively in multiple classes of retail, including grocery, mass, club, pet specialty and natural; and

•	expand and maintain brand loyalty.

We may not be able to successfully implement our growth strategy or to grow consistently from period to period. Our business, financial condition and results of operations will be adversely affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

We expect to need capital in the future, and we may not be able to generate sufficient cash flow or raise capital on acceptable terms to meet our needs.

Developing our business will require significant capital in the future. To meet our capital needs, we expect to rely on our cash flow from operations, the proceeds from the Debt Refinancing, this offering and other third-party financing. Third-party financing in the future may not, however, be available on terms favorable to us, or at all. Our ability to obtain additional funding will be subject to various factors, including general market conditions, our operating performance, the market’s perception of our growth potential, lender sentiment and our ability to incur additional debt in compliance with other contractual restrictions, such as financial covenants under our debt documents.

Additionally, our ability to make payments on and to refinance our indebtedness and to fund planned expenditures for our growth plans will depend on our ability to generate cash in the future. If our business does not achieve the levels of profitability or generate the amount of cash that we anticipate or if we expand faster than anticipated, we may need to seek additional debt or equity financing to operate and expand our business.

We believe that cash and cash equivalents, expected cash flow from operations and planned borrowing capacity are adequate to fund debt service requirements, operating lease obligations, capital expenditures and working capital obligations for the next 16 quarters. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flow from operations and our ability to manage costs and working capital successfully. Additionally, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may seek alternative financing, such as selling additional debt or equity securities, and we cannot assure you that we will be able to do so on favorable terms, if at all. Moreover, if we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity or convertible debt securities, existing stockholders may experience dilution, and such new securities could have rights senior to those of our common stock. These factors may make the timing, amount, terms and conditions of additional financings unattractive. Our inability to raise capital could impede our growth or otherwise require us to forego growth opportunities and could materially adversely affect our business, financial condition and results of operations.

Failure to retain our senior management may adversely affect our operations.

Our success is substantially dependent on the continued service of certain members of our senior management, including Richard Thompson, our Chief Executive Officer. These members of senior management have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand and culture, and the reputation we enjoy with suppliers, contract manufacturers, distributors, customers and consumers. The loss of the services of any of these employees could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our common stock to decline.

If our products are alleged to cause injury or illness or fail to comply with governmental regulations, we may suffer adverse public relations, need to recall our products and experience product liability claims.

We may be exposed to product recalls, including voluntary recalls or withdrawals, and adverse public relations if our products are alleged to cause injury or illness or if we are alleged to have mislabeled or misbranded our products or otherwise violated governmental regulations. We may also voluntarily recall or withdraw products that we consider below our standards, whether for taste, appearance or otherwise, in order to protect our brand reputation. Consumer or customer concerns (whether justified or not) regarding the safety of our products could adversely affect our business. A product recall or withdrawal could result in substantial and unexpected expenditures, destruction of product inventory, and lost sales due to the unavailability of the product for a period of time, which could reduce profitability and cash flow. In addition, a product recall or withdrawal may require significant management attention. Product recalls, product liability claims (even if unmerited or unsuccessful), or any other events that cause consumers to no longer associate our brands with high quality and safe products may also result in adverse publicity, hurt the value of our brands, lead to a decline in consumer confidence in and demand for our products, and lead to increased scrutiny by federal and state regulatory agencies of our operations, which could have a material adverse effect on our business, financial condition and results of operations.

to expend significant resources, (ii) cause us to cease making or using products that incorporate the challenged intellectual property, (iii) require us to redesign, reengineer or rebrand our products or packaging, including our Freshpet Fridges located in over 12,500 retail stores, (iv) divert management’s attention and resources or (v) require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, which may not be available to us on acceptable terms or at all. Any of such events may adversely impact our business, financial condition and results of operations.

Our business operations could be disrupted if our information technology systems fail to perform adequately.

The efficient operation of our business depends on our information technology systems, some of which are managed by third-party service providers. We rely on our information technology systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, cyber attacks and viruses. Any such damage or interruption could have a material adverse effect on our business, financial condition and results of operations.

We are subject to cyber security risks and may incur increasing costs in an effort to minimize those risks.

Our business employs systems and websites that allow for the secure storage and transmission of proprietary or confidential information regarding our customers, employees, suppliers and others, including personal identification information. Security breaches could expose us to a risk of loss or misuse of this information, litigation, and potential liability. We may not have the resources or technical sophistication to anticipate or prevent rapidly-evolving types of cyber attacks. Attacks may be targeted at us, our customers and suppliers, or others who have entrusted us with information. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Advances in computer capabilities, new technological discoveries, or other developments may result in the technology used by us to protect transaction or other data being breached or compromised. In addition, data and security breaches can also occur as a result of non-technical issues, including breach by us or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. Any compromise or breach of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, and a loss of confidence in our security measures, which could have an adverse effect on our business, financial condition and results of operations.

Our indebtedness could adversely affect our business and results of operations.

In 2013, we borrowed approximately $32.0 million under our Revolving Note Payable (as defined herein). As of June 30, 2014, we had approximately $82.5 million outstanding under our Revolving Note Payable with no additional borrowing availability. As of June 30, 2014, on a pro forma basis, after giving effect to the Debt Refinancing and the application of the assumed net proceeds received from this offering as described under “Use of Proceeds,” we would have had approximately $18.0 million outstanding under our Revolving Note Payable with additional borrowing availability of $22.0 million and the ability to draw on a $10.0 million accordion. Subject to the limitations contained in the credit agreements governing our Revolving Note Payable, we may be able to incur substantial additional controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company, which may be up to five full fiscal years following this offering.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional staff. In addition, we may identify material weaknesses in our internal control over financial reporting that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify weaknesses in our internal control over financial reporting, are unable to comply with the requirements of Section 404 in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the NASDAQ Global Market, the SEC or other regulatory authorities, which could require additional financial and management resources.

Risks Related to Ownership of Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

Prior to this offering, there has not been a public market for our common stock or any of our equity interests. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NASDAQ Global Market, or how liquid that market may become. An active public market for our common stock may not develop or be sustained after the offering. If an active trading market does not develop or is not sustained, you may have difficulty selling any shares that you buy.

The initial public offering price for the common stock was determined by negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

•	the timing of installation of new Freshpet Fridges and related expenses;

•	profitability of our Freshpet Fridges, especially in new markets;

•	changes in interest rates;

•	impairment of long-lived assets;

•	macroeconomic conditions, both nationally and locally;

•	negative publicity relating to the consumption of products we serve;

•	changes in consumer preferences and competitive conditions;

Furthermore, our Certificate of Incorporation that will be in effect immediately prior to the completion of this offering authorizes us to issue up to 200,000,000 shares of common stock, of which 31,799,111 shares will be outstanding immediately following completion of this offering, assuming the underwriters’ option to purchase additional shares of our common stock is not exercised, and              shares will be issuable upon the exercise of stock options with an exercise price equal to the initial public offering price to be issued to certain officers, directors, employees and consultants. All of our outstanding shares will be freely tradable after the expiration date of the lock-up agreements, except for any shares held or acquired by persons who may be deemed to be our affiliates.

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under our 2014 Plan. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

In the future, we may also issue common stock or other securities if we need to raise additional capital. The number of new shares of our common stock issued in connection with raising additional capital could constitute a material portion of the then outstanding shares of our common stock. Any future sales of our common stock, or the perception that such sales may occur, could negatively impact the price of our common stock.

If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $10.92 per share because the assumed initial public offering price of $13.00 per share, which represents the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, and directors under our stock option and equity incentive plans. Half of such stock options will vest immediately upon the completion of this offering and the remainder will vest in four equal annual installments following the date of the grant. See “Dilution.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock prices and trading volume to decline.

Our principal stockholders and their affiliates own a substantial portion of our outstanding equity, and their interests may not always coincide with the interests of the other holders.

Immediately following the consummation of this offering, MidOcean and Freshpet Investors LLC will own approximately 27.2% and 19.8%, respectively, of our common stock, or 25.9% and 18.9%, respectively, if the underwriters’ option to purchase additional shares of our common stock is exercised the Company or any of its directors, officers, employees or agents arising pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”), our Certificate of Incorporation or our Bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine (each of the foregoing, a “Claim”), or joins any such Claim as a named party, and (y) does not thereby obtain a judgment on the merits that substantially achieves the full remedy or relief sought in the Claim, such Claimant shall be jointly and severally obligated to reimburse the Company for all fees, costs and expenses (including attorneys’ fees and the fees of experts) actually and reasonably incurred by the Company in defending such Claim. This provision of our Certificate of Incorporation may deter stockholder litigation that may be in the best interests of the Company or our stockholders.

We are an emerging growth company and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies, but not to emerging growth companies, including, but not limited to, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the first fiscal year after our annual gross revenue are $1.0 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our Certificate of Incorporation and Bylaws that will be in effect immediately prior to the completion of this offering provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, we have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board of Directors. Upon the consummation of this offering, we will enter into indemnification agreements with our director nominees and amended indemnification agreements with each of our directors and officers. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of the Company or any of its subsidiaries or was serving at the Company’s request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 30 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both, and may result in future Section 382 limitations that could reduce the rate at which we utilize our NOL carryforwards. Preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common stock in this offering bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in our company.

We have broad discretion to use the proceeds from the Debt Refinancing and the offering, and our investment of those proceeds may not yield favorable returns.

We intend to use approximately $140.9 million of the net proceeds from the Debt Refinancing and this offering to repay our Existing Indebtedness, to effect the Preferred B Stock Redemption and to support our growth, primarily through installing new Freshpet Fridges and adding manufacturing capacity. Our management has broad discretion to spend the remainder of the net proceeds from the Debt Refinancing and this offering and you may not agree with the way the net proceeds are spent. The failure of our management to apply these funds effectively could result in unfavorable returns. This could adversely affect our business, causing the price of our common stock to decline.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $122.9 million, or $141.8 million if the underwriters’ option to purchase additional shares of our common stock is exercised in full, based on an assumed initial offering price of $13.00 per share, which represents the midpoint of the estimated price range set forth on the cover of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the net proceeds to us from this offering by approximately $9.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds received from the Debt Refinancing and the net proceeds from the sale of common stock by us in this offering:

(i)	to repay our Existing Indebtedness (as defined below) and to effect the Preferred B Stock Redemption;

(ii)	to support our growth, primarily through installing new Freshpet Fridges and adding manufacturing capacity; and

(iii)	for working capital and general corporate purposes.

We have a $20.0 million revolving payable note (the “$20 Million Revolver”), which matures on October 31, 2015. The borrowings bear interest at either a LIBOR Rate plus 8% margin or a Base Rate plus 6%, depending on our election. Borrowings on this note payable totaled $20.0 million at June 30, 2014.

We also have a $62.5 million revolving payable note (the “$62.5 Million Revolver”), which matures on May 1, 2016. Subject to certain conditions, the maturity date may be extended until May 1, 2017. The $62.5 Million Revolver bears interest at either a LIBOR Rate (LIBOR Adjusted Rate plus 3.25%) or a Base Rate (Base Rate plus 2.25%). Monthly, LIBOR Rate loans are payable at the end of the selected interest rate. Borrowings on the $62.5 Million Revolver totaled $62.5 million at June 30, 2014. We refer to the $20 Million Revolver and the $62.5 Million Revolver as our “Revolving Note Payable.”

We also have a $1.5 million note issued to certain stockholders (the “Stockholder Note”). The Stockholder Note accrues interest compounded annually at a rate of 10%. The Stockholder Note and all accrued interest are due on December 23, 2020. We refer to the $20 Million Revolver, the $62.5 Million Revolver and the Stockholder Note as our “Existing Indebtedness.” In addition, we have 112,160 shares of Series B Preferred Stock outstanding, which we expect to redeem for an aggregate purchase price of approximately $34.3 following this offering.

We intend to use approximately $86.8 million of the net proceeds received from the Debt Refinancing and this offering to repay our Existing Indebtedness and to effect the Preferred B Stock Redemption. We also intend to use approximately $25.0 million of the net proceeds we receive from the Debt Refinancing and this offering to support our growth, primarily through installing new Freshpet Fridges and adding manufacturing capacity. We intend to use any remaining net proceeds we receive from the Debt Refinancing and this offering for working capital and general corporate purposes.

Pending use of the net proceeds from the Debt Refinancing and this offering as described above, we may invest the net proceeds in short and intermediate term interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, indebtedness and our capitalization as of June 30, 2014 on:

•	an actual basis;

•	a pro forma basis to give effect to the Guarantee Fee Conversion, the Preferred C Stock Conversion and the Stock Split, each of which will occur immediately prior to the completion of this offering; and

•	a pro forma as adjusted basis to give effect to the pro forma adjustments set forth above and (i) the sale and issuance by us of 10,416,667 shares of common stock in this offering, based on an assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the application of the net proceeds received from this offering as described under “Use of Proceeds,” (ii) the Debt Refinancing and (iii) the Preferred B Stock Redemption.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus and the information set forth under the headings “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2014
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(Dollars in thousands) (Unaudited)
Cash and cash equivalents	$1,924	$1,924	$25,006

Accrued fees on debt guarantee	10,785	—	—

Debt:
Stockholder Note	1,140	1,140	—
Revolving Note Payable	82,500	82,500	18,000

Total debt	83,640	83,640	18,000

Redeemable Preferred Stock:
Series B, $0.001 par value per share; 250,000 shares authorized, 112,160 issued and outstanding, actual; 250,000 shares authorized, 112,160 shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted (1)	33,081	33,081	—
Series C, $0.001 par value per share; 15,000,000 shares authorized, 12,485,906 issued and outstanding, actual; 15,000,000 shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted (1)	81,510	—	—

Stockholders’ Equity (Deficit):
Common stock, $0.001 par value per share; 39,938,400 shares authorized, 10,421,462 issued and outstanding, actual; 200,000,000 shares authorized, 21,160,515 issued and outstanding, pro forma; 200,000,000 shares authorized, 31,577,182 shares issued and outstanding, pro forma as adjusted (1)	10	21	32
Additional paid-in-capital	10,089	102,373	225,301
Accumulated deficit	(158,928)	(158,928)	(159,668)

Total stockholders’ equity (deficit)	(148,829)	(56,534)	65,665

Total capitalization	$49,402	$60,187	$83,665

(1)	Our Certificate of Incorporation that will be in effect immediately following this offering will authorize 200,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of undesignated preferred stock.

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $9.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease cash and cash equivalents, and additional paid-in capital, total stockholders’ equity and total capitalization by approximately $12.1 million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value (deficit) as of June 30, 2014 was $(67.3) million, or $(6.46) per share of common stock. Our historical net tangible book value is the amount of our total tangible assets (which for the purpose of this calculation excludes capitalized loan costs) less our total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2014.

Our pro forma net tangible book value (deficit) as of June 30, 2014 was $(67.3) million, or $(3.18) per share of common stock. Pro forma net tangible book value represents total tangible assets less total liabilities. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2014, after giving effect to the Guarantee Fee Conversion, the Preferred C Stock Conversion and the Stock Split.

Pro forma as adjusted net tangible book value is our pro forma net tangible book value, plus the effect of the sale by us of 10,416,667 shares of our common stock in this offering at an assumed initial public offering price of $13.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us and after giving effect to the application of the net proceeds received from this offering as described under “Use of Proceeds.” This amount represents an immediate increase in pro forma as adjusted net tangible book value of $5.26 per share to our existing stockholders, and an immediate dilution of $(10.92) per share to new investors participating in this offering. We determine dilution per share to new investors by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis.

Assumed initial public offering price per share		$13.00
Pro forma net tangible book value (deficit) per share as of June 30, 2014	$(3.18)
Increase per share attributable to new investors	5.26

Pro forma as adjusted net tangible book value per share after this offering		2.08

Dilution per share to new investors		$(10.92)

Each $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $0.31, and would increase or decrease, as applicable, dilution per share to new investors in this offering by $0.69, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options or warrants to purchase common stock are exercised, new investors would experience further dilution.

If the underwriters’ option to purchase additional shares of our common stock is exercised in full, the pro forma as adjusted net tangible book value will increase to $0.47 per share, representing an immediate dilution of $0.97 per share to new investors.

The following table summarizes, as of June 30, 2014, on a pro forma as adjusted basis as described above, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $13.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	21,160,515	67.0%	$113,546,839	45.6%	$5.36
New investors	10,416,667	33.0	135,416,671	54.4	13.00

Total	31,577,182	100%	$248,963,510	100%	$7.88

Each $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $9.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options to purchase common stock are exercised, new investors will experience further dilution.

The total number of shares reflected in the discussion and tables above is based on             shares of common stock outstanding as of June 30, 2014 after giving effect to this offering, the Stock Split and the Preferred C Stock Conversion. The tables above assume no exercise of options to purchase shares of our common stock outstanding as of June 30, 2014.

If the underwriters’ option to purchase additional shares of our common stock is exercised in full, the number of shares held by new investors will increase to 11,979,167, or 35.9% of the total number of shares of common stock outstanding after this offering.

To the extent that any options or other equity incentive grants are issued in the future with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents selected consolidated financial data as of, and for the periods ended on, the dates indicated. The consolidated financial data for each of the years ended December 31, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for each of the six months ended June 30, 2014 and 2013 and the consolidated balance sheet data as of June 30, 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments we consider necessary for a fair statement of financial information. You should read the following financial information together with the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected for any future period.

	Year ended December 31,		Six months ended June 30,
	2013	2012	2014	2013
	(Dollars in thousands, except per share data)
Consolidated Statement of Operations Data
Net sales	$63,151	$43,519	$39,736	$28,732
Cost of goods sold	35,958	22,881	20,370	15,234

Gross profit	27,193	20,638	19,366	13,497
Selling, general and administrative expenses	39,574	35,385	24,996	19,851

Loss from operations	(12,381)	(14,747)	(5,630)	(6,353)
Other expenses	(538)	(344)	(85)	(29)
Fees on debt guarantee(1)	(5,245)	(1,895)	(3,645)	(2,034)
Interest expense	(3,492)	(1,638)	(2,033)	(1,540)

Loss before income taxes	(21,656)	(18,624)	(11,393)	(9,956)
Income tax expense	(31)	(32)	(16)	(16)

Net loss	(21,687)	(18,656)	(11,409)	(9,972)

Preferred stock dividend accretion	(8,596)	(7,954)	(6,904)	(4,143)

Net loss attributable to common stockholders	$(30,283)	$(26,610)	$(18,256)	$(14,115)

Net loss per share:
Basic	$2.91	$2.56	$1.75	$1.36
Diluted	$2.91	$2.56	$1.75	$1.36
Weighted average shares of common stock outstanding:
Basic	10,415,056	10,413,509	10,431,462	10,413,509
Diluted	10,415,056	10,413,509	10,431,462	10,413,509

	Year ended December 31, 2013	Six months ended June 30, 2014
Pro Forma Earnings per Share Data(2)
Net loss per share (unaudited):
Basic	$(1.08)	$(0.49)
Diluted	$(1.08)	$(0.49)
Weighted average shares of common stock outstanding used in computing pro forma net income per share (unaudited):
Basic	19,210,652	20,758,396
Diluted	19,210,652	20,758,396

	Year ended December 31,		Six months ended June 30,
	2013	2012	2014	2013
	(Dollars in thousands)
Other Operating and Financial Data
Freshpet Fridge store locations at period end	10,836	8,514	12,593	9,801
EBITDA(3)	$(6,974)	$(10,363)	$(2,591)	$(4,470)
Adjusted EBITDA(3)	(192)	(6,096)	413	(1,842)
Capital expenditures:
Freshpet Kitchens and other plant capital expenditures	12,987	13,298	2,548	11,043
Freshpet Fridge and other capital expenditures	11,656	13,097	7,813	6,660
Total cash outflows of capital expenditures	24,643	26,395	10,361	17,703

	As of June 30, 2014
	Actual	Pro Forma(4)	Pro Forma As Adjusted(5)
	(Dollars in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$1,924	$1,924	$25,006
Working capital(6)	1,179	1,179	24,261
Property, plant and equipment	55,419	55,419	55,419
Total assets	74,489	74,489	96,119
Total debt	83,640	83,640	18,000
Redeemable preferred stock:
Series B	33,081	33,081	—
Series C	81,510	—	—
Total stockholders’ equity (deficit)	$(148,829)	$(56,534)	$65,665

(1)	Represents fees paid to certain stockholders for acting as guarantors for a portion of our payment obligations under the $62.5 Million Revolver. Pursuant to a Fee and Reimbursement Agreement, the Company is obligated to pay each guarantor a contingent fee equal to 10% per annum of the amount each guarantor committed to guarantee. Payments will be made in the form of newly issued shares of Series C Preferred Stock. We plan to use a portion of the proceeds from the Debt Refinancing and this offering to repay the borrowings under the $62.5 Million Revolver, relieving us of future fees on debt guarantee. In addition, prior to the closing of this offering, outstanding guarantee fees will be converted into Series C Preferred Stock, which will be converted into common stock. See our consolidated financial statements and the notes thereto included elsewhere in this prospectus for additional information.
(2)	For the calculation of basic and diluted net loss per share and pro forma basic and diluted net loss per share, see note 13 to our audited consolidated financial statements included elsewhere in this prospectus and note 10 to our unaudited consolidated financial statements included elsewhere in this prospectus.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss which is the most directly comparable financial measure presented in accordance with GAAP:

	Year ended December 31,		Six months ended June 30,
	2013	2012	2014	2013
	(Dollars in thousands)
Net loss	$(21,687)	$(18,656)	$(11,409)	$(9,972)
Fees on debt guarantee(a)	5,245	1,895	3,645	2,034
Depreciation & amortization	5,945	4,728	3,124	1,912
Interest expense	3,492	1,638	2,033	1,540
Income tax expense	31	32	16	16

EBITDA	(6,974)	(10,363)	(2,591)	(4,470)

Loss on disposal of equipment	503	333	71	24
Launch expense(b)	3,305	2,815	2,334	1,678
New plant start up expenses and processing(c)	1,996		113	436
Share based compensation(d)	978	1,119	486	490

Adjusted EBITDA	$(192)	$(6,096)	$413	$(1,842)

(a)	Represents fees paid to certain stockholders for acting as guarantors for a portion of our payment obligations under the $62.5 Million Revolver. Pursuant to a Fee and Reimbursement Agreement, the Company is obligated to pay each guarantor a contingent fee equal to 10% per annum of the amount each guarantor committed to guarantee. Payments will be made in the form of newly issued shares of Series C Preferred Stock. We plan to use a portion of the proceeds from the Debt Refinancing and this offering to repay the borrowings under the $62.5 Million Revolver, relieving us of future fees on debt guarantee except for changes in fair market value. In addition, prior to the closing of this offering, outstanding guarantee fees will be converted into Series C Preferred Stock, which will be converted into common stock. See our consolidated financial statements and the notes thereto included elsewhere in this prospectus for additional information.
(b)	Represents new store marketing allowance of $1,000 for each store added to our distribution network as well as the uncapitalized freight costs associated with Freshpet Fridge replacements. The expense enhances the overall marketing spend to support our growing distribution network.
(c)	Represents additional operating costs incurred in 2013 and in the first quarter of 2014 in connection with the opening of our new primary manufacturing facility in Bethlehem, Pennsylvania, which was completed in the fourth quarter of 2013.
(d)	Represents non-cash stock based compensation expense.

(4)	The pro forma balance sheet data gives effect to the Guarantee Fee Conversion, the Preferred C Stock Conversion and the Stock Split.
(5)	The pro forma as adjusted balance sheet data gives effect to the pro forma adjustments set forth above and (i) the sale of shares of common stock by us in this offering at an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us, (ii) the Debt Refinancing to be completed in connection with the closing of this offering (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Refinancing” for more information about the planned Debt Refinancing) and (iii) the Preferred B Stock Redemption.
(6)	Represents our currents assets minus current liabilities.

Other general & administrative costs.    Other general and administrative costs include non-plant personnel salaries and benefits, as well as corporate general & administrative costs. After this offering, we expect to incur incremental annual costs of approximately $1.5 million to $2.0 million per year related to operating as a public company.

Selling, general and administrative costs as a percentage of net sales have decreased from 81.3% in 2012 to 62.7% in 2013, and from 69.1% in the six months ended June 30, 2013 to 62.9% in the six months ended June 30, 2013. We expect our selling, general, and administrative expenses to decrease as a percentage of net sales as we continue to expand our distribution footprint and grow our net sales.

Fees on Debt Guarantee

In connection with the $62.5 Million Revolver, we entered into a Fee and Reimbursement Agreement with certain stockholders who are also guarantors of the note. That agreement stipulates that we will pay each guarantor a contingent fee of 10% per annum of the amount each guarantor has committed to guarantee. The fees on debt guarantee recognized each period is a function of the outstanding note payable and the fair value of the underlying guarantee. The fees on debt guarantee liability will ultimately be settled in the form of shares of our Series C Preferred Stock at a price of $5.25 per share. We plan to use a portion of the proceeds from the Debt Refinancing and this offering to repay the borrowings under the $62.5 Million Revolver, relieving us of future fees on the debt guarantee except for changes in fair market value. In addition, prior to the closing of this offering, outstanding guarantee fees will be converted into Series C Preferred Stock, which will be converted into common stock.

Income Taxes

We had federal net operating loss (“NOL”) carry forwards of approximately $132 million at December 31, 2013, which expire between 2025 and 2033. We may be subject to certain limitations in our annual utilization of net operating loss carry forwards to off-set future taxable income pursuant to Section 382 of the Internal Revenue Code, which could result in NOLs expiring unused. At December 31, 2013, we had approximately $124 million of State of New Jersey NOLs, which expire between 2014 and 2033. At December 31, 2013, we had a full valuation allowance against our deferred tax assets as the realization of such assets was not considered more likely than not.

Interest Expense

Interest Expense increased $1.9 million, or 113%, to $3.5 million for 2013 as compared to the prior year due to due to increased borrowings for both working capital and capital expenditures for new refrigerators to support retail expansion and plant improvements.

Net Loss

Net loss increased $3.0 million, or 16%, to $21.7 million for 2013 as compared to the prior year.

	2014
	Q1	Q2
	(Dollars in thousands)
Freshpet Fridge store locations	11,596	12,593
Net sales	$19,350	$20,386
Gross profit	9,293	10,073
Gross margin	48.0%	49.4%
Net loss	$(5,142)	$(6,267)

	2013
	Q1	Q2	Q3	Q4
	(Dollars in thousands)
Freshpet Fridge store locations	9,001	9,801	10,269	10,836
Net sales	$13,885	$14,848	$16,698	$17,720
Gross profit	6,598	6,900	7,277	6,418
Gross margin	47.5%	46.5%	43.6%	36.2%
Net loss	$(4,719)	$(5,254)	$(6,495)	$(5,219)

	2012
	Q1	Q2	Q3	Q4
	(Dollars in thousands)
Freshpet Fridge store locations	7,190	7,891	8,155	8,514
Net sales	$9,383	$10,537	$11,227	$12,372
Gross profit	4,300	5,005	5,323	6,010
Gross margin	45.8%	47.5%	47.4%	48.6%
Net loss	$(4,388)	$(4,179)	$(6,018)	$(4,071)

Liquidity and Capital Resources

Developing our business will require significant capital in the future. To meet our capital needs, we expect to rely on our cash flow from operations, the proceeds from the Debt Refinancing, this offering and other third-party financing. Third-party financing in the future may not, however, be available on terms favorable to us, or at all. Our ability to obtain additional funding will be subject to various factors, including general market conditions, our operating performance, the market’s perception of our growth potential, lender sentiment and our ability to incur additional debt in compliance with other contractual restrictions, such as financial covenants under our debt documents.

Additionally, our ability to make payments on, and to refinance, our indebtedness and to fund planned expenditures for our growth plans will depend on our ability to generate cash in the future. If our business does not achieve the levels of profitability or generate the amount of cash that we anticipate or if we expand faster than anticipated, we may need to seek additional debt or equity financing to operate and expand our business.

We believe that cash and cash equivalents, expected cash flow from operations and planned borrowing capacity are adequate to fund debt service requirements, operating lease obligations, capital expenditures and working capital obligations for the next 16 quarters. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flow from operations and our ability to manage costs and working capital successfully. Additionally, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may seek alternative financing, such as selling additional debt or equity securities, and we cannot assure you that we will be able to do so on favorable terms, if at all. Moreover, if we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity or convertible debt securities, existing stockholders may experience dilution, and such new securities could have rights senior to those of our common stock. These factors may make the timing, amount, terms and conditions of additional financings unattractive. Our inability to raise capital could impede our growth or otherwise require us to forego growth opportunities and could materially adversely affect our business, financial condition and results of operations.

	December 31,		June 30,
	2013	2012	2014	2013
	(Dollars in thousands)
Cash & Equivalents	$2,445	$1,633	$1,924	$1,018
Accounts Receivable, net	3,498	2,778	5,372	3,374
Inventory	5,512	3,824	5,753	4,478
Prepaid Expense and Other	174	144	1,289	133
Accounts Payable	6,287	9,206	9,966	7,472
Accrued Expenses	1,907	2,284	3,193	4,887

Working Capital	$3,435	$(3,111)	$1,179	$(3,355)

Working Capital consists of current assets net of current liabilities.

The increase in working capital for 2013 compared to 2012 is primarily due to increased cash as a result of equity funding received in November 2013, increased accounts receivable due to higher net sales, increased inventory due to a higher net sales run-rate and a decrease in accounts payable. Additionally, we had lower accrued expenses due primarily to reduced incentive compensation.

The increase in working capital for June 30, 2014 compared to June 30, 2013 is primarily due to increased cash as a result of less cash used in operating activities, increased accounts receivable due to higher net sales, increased inventory due to a higher net sales run-rate. Additionally, we had lower net current liabilities due to timing of payments.

Our primary cash needs are for ingredients, purchases and operating expenses, marketing expenses and capital expenditures to procure Freshpet Fridges and expand and improve our manufacturing plant to support our net sales growth.

We normally carry 3 to 4 weeks of finished goods inventory. The average duration of our accounts receivable is approximately 3 weeks.

To date, our funding has consisted primarily of debt borrowings and private placements of capital stock. At December 31, 2013, our bank debt was $75.0 million. In the first six months of 2014, we raised $6.6 million through the sale of preferred stock while also securing an additional $7.5 million of bank debt.

In connection with the $62.5 Million Revolver, we entered into a Fee and Reimbursement Agreement with certain stockholders who are also guarantors of the note.

Our indebtedness includes $1.5 million of notes issued to certain stockholders (the “Stockholder Note”). The Stockholder Note accrues interest compounded annually at a rate of 10%. The Stockholder Note and all accrued interest are due on December 23, 2020.

For every $16.39 that was borrowed in connection with the Stockholder Note, one share of common stock was issued to the lender. The unamortized discount associated with the debt equaled $387,688 and $443,072 at December 31, 2013 and 2012, respectively. The amortization expense of $55,384 is recorded within interest expense in the statement of operations and comprehensive loss. The accrued interest totaled $667,109 and $470,145 at December 31, 2013 and 2012, respectively.

Debt Refinancing

In connection with the completion of this offering, we intend to enter into senior secured credit facilities with City National Bank (the “Debt Refinancing”) comprising a 5-year $18.0 million term facility (the “Term Facility”), a 3-year $10.0 million revolving facility (the “Revolving Facility”) and a $12.0 million additional term loan commitment earmarked for capital expenditures only (the “Capex Commitments” and together with the Term Facility and Revolving Facility, the “Credit Facilities” and such loan agreement, the “Loan Agreement”). Any drawn Capex Commitments (the “Capex Loans”) will mature on the fifth anniversary of the execution of the agreement. Any undrawn Capex Commitments will expire on the second anniversary of the execution of the agreement. Under the terms of the Loan Agreement, the commitments for the Revolving Facility may be increased to $20.0 million subject to certain conditions.

We intend to use a portion of the net proceeds from the Debt Refinancing and this offering to repay our Existing Indebtedness. For additional information, see “Use of Proceeds.”

Borrowings under the Credit Facilities will bear interest at variable rates depending on our election, either at a base rate or at LIBOR, in each case, plus an applicable margin. The initial applicable margin will be 4.75% for base rate loans and 3.75% for LIBOR loans. Thereafter, subject to our leverage ratio, the applicable base rate margin will vary from 3.75% and 4.75% and the applicable LIBOR rate margin will vary from 2.75% and 3.75%. In addition, we will also be required to pay customary fees and expenses for the Credit Facilities.

The Credit Facilities will be secured by substantially all of our assets. The Loan Agreement will provide for the maintenance of various covenants, including financial covenants. The Loan Agreement will include events of default that are usual for facilities and transactions of this type.

Contractual Obligations and Commitments

The following table sets forth our expected contractual obligations as of December 31, 2013:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 Year	Between 1-3 Years	Between 3-5 Years	More than 5 Years
Long-term debt obligations(1)	$79,213,642	$—	$75,000,000	$—	$4,213,642
Operating lease obligations	235,957	222,853	13,104	—	—

Total	$79,449,599	$222,853	$75,013,104	$—	$4,213,642

(1)	The $79,213,642 includes total debt outstanding as of December 31, 2013 comprised of $1,112,312, $15,000,000 and $60,000,000 relating to the Stockholder Note, the $20 Million ultimately expected to vest over the period during which the recipient renders the required services to us using the straight-line single option method. In accordance with authoritative guidance, we remeasure the fair value of non-employee share-based awards as the awards vest, and recognize the resulting value, if any, as expense during the period the related services are rendered.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

We apply the fair value recognition provisions of ASC Topic 718, Compensation-Stock Compensation, which we refer to as ASC 718. Determining the amount of share-based compensation to be recorded requires us to develop estimates of the fair value of stock options as of their grant date. For service period and performance based options we recognize share-based compensation expense ratably over the requisite service, which is the vesting period of the award. For exit event options we recognize share-based compensation expense upon the occurrence of an exit event as defined in the option grant agreement. Calculating the fair value of share-based awards requires that we make highly subjective assumptions.

As of June 30, 2014, we had 1,082,000 of time-vesting stock options awards outstanding, of which 703,344 were issued prior to 2011 with an exercise price between $6.28 and $8.87 and 634,516 were issued in January 2011 with an exercise price of $7.10. As noted above in the valuation of Series C Preferred Stock, we used a third party transaction to determine the fair value of our common stock in January 2011. Subsequent to January 2011, we issued approximately 9,370 time vesting stock option awards during 2012. No time vesting stock option awards have been issued subsequent to 2012. Additionally, as of June 30, 2014, we had 1,557,675 of performance vesting and exit event stock option awards outstanding, of which 1,484,088 were issued in January 2011 with an exercise price of $7.10. Subsequent to January 2011, we issued approximately 64,363 performance vesting and exit event stock option awards during 2012, and 16,271 during 2013. No performance vesting stock option awards have been issued subsequent to April 2013.

We use the Black-Scholes option pricing model to value our stock option awards. Use of this valuation methodology requires that we make assumptions as to the volatility of our common stock, the expected term of our stock options, the risk free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. We utilized our historical stock price as an indicator of volatility.

We use the simplified method as prescribed by the Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term of stock option grants to employees as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of stock options granted to employees. We utilize a dividend yield of zero based on the fact that we have never paid cash dividends and have no current intention to pay cash dividends. The risk-free interest rate used for each grant is based on the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life. The weighted-average assumptions used to estimate the fair value of stock options using the Black-Scholes option pricing model were as follows for the years ended December 31, 2013 and 2012 and for the six months ended June 30, 2014 and 2013:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2012	2014 (1)	2013 (1)
Weighted-average exercise price of options granted	$7.10	$7.10	—	—
Expected volatility	91.2%	86%	—	—
Risk-free interest rate	1.2%	1.7%	—	—
Expected life of options (years)	7	7	—	—

(1)	No options were granted for the six months ended June 30, 2013 and 2014.

Freshpet’s differentiated pet food empowers pet parents to provide positive nutrition and well-being to their pets. Our success is reflected in the growth we have delivered:

•	Our Freshpet Fridge store locations increased from 7,001 in 2011 to 10,836 in 2013, representing a compounded annual growth rate of 24%; and as of June 30, 2014, we had 12,593 installed Freshpet Fridges representing 28% growth over the number as of June 30, 2013.

•	Our net sales increased from $25.4 million in 2011 to $63.2 million in 2013, representing a compounded annual growth rate of 58%; and for the six months ended June 30, 2014, we reported net sales of $39.7 million representing growth of 38% over the six months ended June 30, 2013.

Freshpet Fridge Store Locations	Net Sales ($ millions)

•	Our gross profit margin as a percent of net sales improved 610 basis points from 42.6% in the year ended December 31, 2011 to 48.7% in the six months ended June 30, 2014.

•	Our net loss from operations decreased from $23.4 million in 2011 to $12.4 million in 2013; and for the six months ended June 30, 2014, we reported net loss of $5.6 million compared with a net loss of $6.4 million in the six months ended June 30, 2013.

•	Our net loss decreased from $24.2 million in 2011 to $21.7 million in 2013; and for the six months ended June 30, 2014, we reported a net loss of $11.4 million compared with a net loss of $10.0 million in the six months ended June 30, 2013.

Our Industry

We compete in the North American dog and cat food market, which had 2013 retail sales of $22.5 billion and has grown at an average compounded annual growth rate of 3.6% from 2007 to 2013, according to Euromonitor. Of the total market, dog food, cat food, and treats & mixers accounted for retail sales of $12.1 billion, $6.8 billion, and $3.5 billion, respectively. The U.S. represented $20.8 billion or over 92% of North American dog and cat food sales. According to the American Pet Products Association, or APPA, U.S. pet food spending is expected to increase by 4.9% in 2014. The pet food market has historically been resilient as consumers continue to spend on their pets even during economic downturns. Within the pet food market, premium and/or natural brands are gaining market share, according to Packaged Facts. According to a 2013 report from Packaged Facts, from 2008 to 2012, natural pet food in the United States grew at a compounded annual growth rate of 18% and is expected to grow at an annual rate of 17% for 2012 to 2017.

We believe the following trends are driving growth in our industry:

Pet ownership.    There are currently 84.6 million pet-owning households in the United States, according to the APPA. The percentage of U.S. households with dogs or cats (or both) has increased from 47.8% in 2006 to 52.3% in 2013. More U.S. households today have pets than have children, which we believe to be a result of demographic shifts and changing attitudes towards pets.

Pet humanization.    According to Packaged Facts, 83% of U.S. pet owners view their pets as members of the family. As pets are increasingly viewed as companions, friends, and family members,

retail store. We are the only company to have a branded refrigeration fixture, in-aisle electric power and significant exclusive shelf space in the pet department of leading national retail chains. The Freshpet Fridge is a significant competitive advantage as it provides us with a brightly-lit and highly-visible merchandising platform and control over how our brand is presented to consumers at the point of sale. We believe we have developed strong capabilities in the design, sourcing, installation and maintenance of these refrigerators. We believe our Freshpet Fridges generate compelling economics with an average cash-on-cash payback period of less than 15 months, calculated by comparing our total current costs for a refrigerator (including installation and maintenance) to our current margin on net revenues.

We have successfully installed Freshpet Fridges across all major classes of pet retail including grocery, mass, club, pet specialty and natural. Our track record of consistently growing the number of store locations with key customers underscores the success of our point-of-sale model.

Selected Customers	Year Entered	Freshpet Fridge Locations at Launch	Freshpet Fridge Locations as of September 30, 2014
Wal-Mart	2007	51	1,607
Petco	2007	97	1,364
PetSmart	2006	29	1,306
Target	2012	50	1,157
Kroger	2007	185	972
Whole Foods	2012	29	226

The pet category is of strategic importance to many of our customers due to the category size and frequency of purchase. Introducing Freshpet allows customers to offer consumers a new and innovative product that is aligned with consumer trends at an accessible price point for the average shopper. We believe our customers find that Freshpet grows sales of their overall pet category, drives higher traffic, increases shopper frequency and delivers category leading margins. We believe our attractive business proposition to customers will allow us to continue penetrating store locations of existing and new customers.

Difficult to replicate know-how, manufacturing facilities and supply chain.    We built and currently operate what we believe to be the only fresh, refrigerated pet food manufacturing facility in North America. Our facility was designed by us to operate at human-grade food quality and safety standards. Over the last eight years, we have developed proprietary in-house know-how in the areas of recipes, ingredients sourcing, cooking techniques and product packaging. We have established the only refrigerated pet food supply chain in North America, including warehousing, transportation and refrigeration at the point-of-sale. In addition to physical infrastructure, we have cultivated a team of professionals with unique skills in production and delivery of fresh, refrigerated pet food. As a result, our facilities, processes and people represent advantages that would be difficult for others to replicate.

Experienced, committed management team and company culture focused on core values.    We have a deep bench of management talent with a tremendous amount of pet industry experience and significant ownership in Freshpet. The majority of our senior executive team previously worked together to revitalize the Meow Mix brand and successfully sold it in 2006. Our CEO, Richard Thompson, served as CEO of The Meow Mix Company from 2002 to 2006 and previously founded the American Italian Pasta Company. Over time, we have grown this senior team with carefully selected individuals who possess substantial industry experience and share our core values.

Our core values span Pets, People and Planet. We produce the highest quality food for Pets and are active in pet-related charitable giving. We treat our People, including team members and partners, with respect and look to foster their growth alongside our own. We try to be good stewards of the

Planet by using renewable energy and looking to constantly improve the efficiency of our operations. We believe our culture and values allow us to attract a passionate employee base while also helping pet parents connect with the Freshpet brand.

Our Growth Strategies

We intend to continue growing net sales and profitability through the following growth strategies:

Continue to grow awareness, trial and adoption to increase Freshpet’s North American market share.    We believe that Freshpet is in the nascent stages of penetrating the pet food market with our innovative fresh, refrigerated product offering. Our market share is currently less than 1% of the overall $22.5 billion North American pet food market. As of March 2014, less than 20% of U.S. pet food consumers had aided awareness of the Freshpet brand, which provides us a significant opportunity to grow over time.

We deploy a broad set of marketing tools to reach pet parents. We focus our marketing efforts on educating pet parents about the benefits of fresh, refrigerated food. Since 2011, we have strategically utilized national TV advertising to meaningfully drive sales productivity. More recently, our investments in social and digital media have spurred an active online community of enthusiastic pet parents that advocate for our products and drive “grass roots” education efforts about the benefits of fresh, refrigerated pet food to broaden our consumer reach. Freshpet also is active in public relations and event marketing initiatives utilizing our Freshpet food truck. In addition, our Freshpet Fridges serve as local brand ambassadors to introduce consumers to our brand in over 12,500 retail locations.

As a result of our marketing investments, consumer trial of Freshpet products has tripled from 2010 to 2013, and repeat purchase rates also increased significantly. In many retail accounts where Freshpet has been available for five years or more, we have achieved between 6% - 10% market share of dry and wet dog food sales. We believe that with growing awareness and availability of Freshpet, we have expansive runway to grow trial, adoption and market share.

Continue to grow points of distribution by installing new Freshpet Fridges.    We believe there is a significant opportunity to continue to grow our network of Freshpet Fridges by expanding within the store base of existing and new customers. We grew the number of Freshpet Fridge store locations by a compounded annual rate of 24% between 2011 and 2013. We operate Freshpet Fridges in more than 12,500 stores in North America, and we estimate that there is an opportunity to install a Freshpet Fridge in at least 35,000 retail locations across North America. Within our current footprint we believe we have the opportunity to double our store count at existing customers alone.

Over the next three years, we plan to install over 6,000 Freshpet Fridges in new retail locations. We have developed organizational resources and a national network of service providers to enable us to achieve this goal. We expect continued demand for our Freshpet Fridges driven by the strong business proposition and attractive margins that we deliver to customers.

Continue to deliver innovation in pet food and expand our product offerings.    As the first and only manufacturer of fresh, refrigerated pet food distributed across North America, product innovation is core to our business. We are continually working to develop new products that address a variety of consumer trends and preferences. Our innovations are designed to remain true to our founding mission—simple, fresh, good food—while expanding our base of consumers and usage occasions. For example, our Roasted Meals products mirror product trends in human food, and our Dog Joy Turkey Bacon treats offer an indulgent treat outside of regular meals. In 2013, new product introductions since 2011 represented 31% of our net sales.

shipped when it passes control point record reviews and laboratory testing. At the end of each working day, a third shift consisting of a cleaning crew sanitizes all equipment that is in contact with food material. Before commencing production the next day, quality assurance professionals swab equipment to test for potential contaminants.

Freshpet’s food safety program is certified at Safe Quality Food Level III, which is the highest standard determined under the Global Food Safety Initiative Benchmarks. We believe our systems and standards for product quality and safety can support our growth and ensure continued success in the market.

Our Customers and Distributors

We sell our products throughout North America, generating the vast majority of our sales in the United States. The strength of our business model makes us an attractive partner for leading blue-chip retailers, who we believe find that Freshpet grows the sales of their pet category, drives higher traffic, increases shopper frequency and delivers category-leading margins. Our Freshpet Fridge locations have been consistently increasing as we add new retail accounts and add stores in existing accounts. We are in over 12,500 stores and believe there is opportunity for us to install a Freshpet Fridge in at least 35,000 stores in North America. We sell our products through the following classes of retail: grocery, mass, club, pet specialty and natural.

Evolution of Store Count by Class of Retail

(1)	We began selling in the natural retail class in 2012.

Our customers determine whether they wish to purchase our products either directly from us or through a third party distributor. In 2013, our largest distributor by net sales, McLane Company, Inc., which sells to three of our customers, including Wal-Mart and Target, accounted for 28% of our net sales. Kroger, a customer which purchases directly from us, accounted for 11% of our net sales in 2013. No other distributor or customer accounted for more than 10% of our net sales in 2013.

The Freshpet Fridge

We sell our products through a growing network of company-owned branded refrigerators, the Freshpet Fridges. Our Freshpet Fridges are typically four feet wide by seven feet high, and replace standard shelving in the pet aisle or an end-cap of a retail store. Our Freshpet Fridge designs are constantly evolving with all new models featuring prominent edge-lit LED headers, LED interior lighting, crisp black interiors, and frameless glass swing doors for aesthetics and easy access. We use state-of-the-art refrigeration technology and environmentally friendly refrigerants to minimize energy consumption and environmental impact.

MANAGEMENT

Set forth below is the name, age (as of June 25, 2014), position and a description of the business experience of each of our executive officers and each of our post-IPO directors:

Name	Age	Position(s)
Charles A. Norris	68	Chairman of the Board and Director
Richard Thompson	62	Director and Chief Executive Officer
J. David Basto	41	Director
Daryl G. Brewster	57	Director
Lawrence S. Coben	56	Director
Walter N. George III	57	Director
Christopher B. Harned	51	Director
Robert C. King	55	Director
Jonathan S. Marlow	34	Director
Craig D. Steeneck	56	Director
Richard Kassar	67	Chief Financial Officer
Scott Morris	45	Chief Marketing Officer
Cathal Walsh	42	Senior Vice President of Cooler Operations
Michael Hieger	40	Senior Vice President of Manufacturing Operations
Stephen Macchiaverna	56	Senior Vice President, Controller and Secretary
Thomas Farina	49	Senior Vice President of Sales
Kathryn Winstanley	34	Vice President of Marketing

Background of Directors and Executive Officers

Chairman of the Board and Director—Charles A. Norris has been a member of our Board of Directors and Chairman of the Board since October 2006. Mr. Norris has served as the Chairman of Glacier Water Services Inc. since 2001 and is also a member of the board of directors of AEM Electronics Inc., a position he has held since 2004. Mr. Norris is the retired President of McKesson Water Products Company, a bottled water company and division of McKesson Corporation, where he served as President from 1990 until he retired in October 2000. From 1981 through 1989, Mr. Norris served as President of Deer Park Spring Water Company, which was a division of Nestle USA, and then led an investor group that acquired the business in 1985 until it was sold to Clorox in 1987. Mr. Norris remained an executive officer of Clorox through 1989 following their acquisition of Deer Park. From 1973 to 1985, Mr. Norris served in various operational executive positions with Nestle in both Switzerland and the United States. Mr. Norris provides the Board of Directors with extensive corporate leadership experience as well as a deep understanding of our business.

Director and CEO—Mr. Richard Thompson has been a member of our Board of Directors since December 2010 and has served as Chief Executive Officer since January 2011 when MidOcean made its initial investment in us. From 2007 to 2010, Mr. Thompson made investments in various businesses including ZooToo, an online community for pet lovers. He served as Chief Executive Officer of The Meow Mix Company from 2002 until its sale to Del Monte Foods in 2006. Mr. Thompson has been involved in a number of successful ventures, including the American Italian Pasta Company, which he founded in 1985 and where he served as its President and Chief Executive Officer from 1986 to 1991. Mr. Thompson provides the Board of Directors with knowledge of the daily affairs of the Company, public company experience and expertise in the consumer products industry.

Director—J. David Basto has been a member of our Board of Directors since December 2010. Mr. Basto is Founding Partner and Managing Director of Broad Sky Partners, a position he has held since its formation in 2013. Prior to co-founding Broad Sky Partners, Mr. Basto worked for MidOcean from its inception in 2003 through 2013, most recently as Managing Director and co-head of MidOcean’s consumer sector investing team. Prior to MidOcean, Mr. Basto worked for DB Capital Partners and its predecessor BT Capital Partners from 1998 through 2003. Previously, Mr. Basto held positions with Juno Partners and Tucker Anthony Inc. Mr. Basto currently serves on the board of directors of South Beach Diet Corp. Mr. Basto provides the Board of Directors with expertise in analyzing financial issues and insights into the consumer sector.

Director—Daryl G. Brewster has been a member of our Board of Directors since December 2010. Since 2013, Mr. Brewster has served as the Chief Executive Officer of Committee Encouraging Corporate Philanthropy, a coalition of over 200 large cap companies focused on addressing societal challenges through business. Mr. Brewster served as the Chief Executive Officer of Krispy Kreme Doughnuts, Inc. from March 2006 through January 2008. Prior to that time, Mr. Brewster was Group Vice President and President, Snacks and Cereal, of Kraft Foods, Inc., beginning with Nabisco (which was acquired by Kraft in 2000) in February 1996. Prior to joining Nabisco, he served as Managing Director, Campbell’s Grocery Products Ltd.—UK; Vice-President, Campbell’s Global Strategy; and International Marketing and Business Director, Campbell’s U.S. Soup. Mr. Brewster serves on the boards of several middle-market growth companies and previously served on the board of E*Trade Financial Services, Inc. Mr. Brewster provides the Board of Directors with corporate leadership, public company experience and an understanding of the pet and consumer packaged goods industries.

Director—Lawrence S. Coben, Ph.D., is expected to be elected to our Board of Directors in connection with the closing of this offering. He is currently Chairman and Chief Executive Officer of Tremisis Energy Corporation LLC. Prior to that, Mr. Coben was Chairman and Chief Executive Officer of Tremisis Energy Acquisition Corporation II from July 2007 through March 2009 and of Tremisis Energy Acquisition Corporation from February 2004 to May 2006. From January 2001 to January 2004, Mr. Coben was a Senior Principal of Sunrise Capital Partners L.P., a private equity firm. From 1997 to January 2001, Mr. Coben was an independent consultant and, from 1994 to 1996, he was Chief Executive Officer of Bolivian Power Company. Mr. Coben currently serves on the board of NRG Energy, Inc. and is an Advisory Partner of the Morgan Stanley Infrastructure Partners. Mr. Coben is also Executive Director of the Sustainable Prevention Initiative and a Consulting Scholar at the University of Pennsylvania Museum of Archaeology and Anthropology. Mr. Coben provides the Board of Directors with significant managerial, strategic, and financial expertise, particularly as it relates to company financings, transactions and development initiatives.

Director—Walter N. George III is expected to be elected to our Board of Directors in connection with the closing of this offering. Mr. George is Founder and President of G3 Consulting, LLC, a boutique advisory firm specializing in value creation in small and mid-market consumer products companies. Mr. George served as President of the American Italian Pasta Company and Corporate Vice President of Ralcorp Holdings from 2010 until its sale to ConAgra Foods in 2013. Mr. George previously held the position of Chief Operating Officer at American Italian Pasta Company. From 1987 through 2001, he held a number of senior operating positions with Hill’s Pet Nutrition, a subsidiary of Colgate Palmolive Company. Mr. George serves on the board of directors of Vision Bank and Old World Spice and Seasoning Company. Mr. George provides the Board of Directors with operations expertise, consumer products and pet food industry expertise and public company experience.

Director—Christopher B. Harned has been a member of our Board of Directors since 2006. He also previously served as our Vice Chairman. Mr. Harned has been a Managing Director in the Investment Banking Group of Nomura Securities International Inc. since September 2014. Prior to joining Nomura, Mr. Harned was a Managing Director with Robert W. Baird & Co., Inc. from 2012 through mid-2014. Prior to joining Baird, Mr. Harned served as a Partner with The Cypress Group LLC from 2001 through 2011, where he directed the firm’s investment strategy in the consumer products sector and led the investment in The Meow Mix Company. Prior to joining The Cypress Group,

Mr. Harned was a Managing Director and Global Head of Consumer Products M&A at Lehman Brothers, where he worked for over 16 years. Mr. Harned currently serves on the board of directors of Quad/Graphics, Inc., a global printer and media channel integrator, and bswift, LLC, a human resources and employee benefits software-as-a-service business. Mr. Harned provides the Board of Directors with expertise in the consumer products sector, the capital markets, public company experience and audit and finance committee experience.

Director—Robert C. King is expected to be elected to our Board of Directors in connection with the closing of this offering. Mr. King served as the Chief Executive Officer of Cytosport, Inc., a sports nutrition company and maker of Muscle Milk, from July 2013 to August 2014. Prior to joining Cytosport, Mr. King was an advisor to TSG Consumer Partners, a mid-market private equity firm specializing in consumer packaged goods companies. Mr. King spent 21 years in the North America Pepsi system, from 1989 to 2010, serving as both Executive Vice President and President of North America for Pepsi Bottling Group before retiring in 2010. Prior to that time, Mr. King acted in a variety of executive roles with NA Field Bottling, including as President, SVP and General Manager, and SVP of National Sales and Field Marketing, and in various sales and marketing positions with E&J Gallo Winery and Proctor & Gamble. Mr. King has served as a board member and advisor to multiple TSG portfolio companies, including Cytosport, Island Oasis Frozen Cocktail Co., Inc. and Neurobrands, LLC, a producer of premium functional beverages. Mr. King provides the Board of Directors with corporate leadership, public company experience, operations expertise and more than 30 years of consumer packaged goods experience.

Director—Jonathan S. Marlow has been a member of our Board of Directors since December 2010. Mr. Marlow is a Principal at MidOcean, and has been with the firm since 2009, where he has focused on investments within the consumer sector. Prior to MidOcean, Mr. Marlow worked for Investcorp International Inc. in the private equity group from 2006 through 2008. Previously, Mr. Marlow held positions at J.F. Lehman & Company and Bear, Stearns & Co. Inc. Mr. Marlow currently serves on the board of directors of Agilex Fragrances. Mr. Marlow provides the Board of Directors with expertise in investment strategies and insight into the consumer sector.

Director—Craig D. Steeneck is expected to be elected to our Board of Directors in connection with the closing of this offering. Mr. Steeneck has served as the Executive Vice President and Chief Financial Officer of Pinnacle Foods Inc. since July 2007, where he oversees the company’s financial operations, treasury, tax and information technology. From June 2005 to July 2007, Mr. Steeneck served as Executive Vice President, Supply Chain Finance and IT of Pinnacle Foods, helping to redesign the supply chain to generate savings and improved financial performance. From April 2003 to June 2005, Mr. Steeneck served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Cendant Timeshare Resort Group (now Wyndham Worldwide), playing key roles in wide-scale organization of internal processes and staff management. From March 2001 to April 2003, Mr. Steeneck served as Executive Vice President and Chief Financial Officer of Resorts Condominiums International, a subsidiary of Cendant. From October 1999 to February 2001, he was the Chief Financial Officer of International Home Foods Inc. Mr. Steeneck is also a Certified Public Accountant in the State of New Jersey. Mr. Steeneck provides the Board of Directors with extensive management experience in the consumer packaged goods industry as well as accounting and financial expertise.

CFO—Mr. Richard Kassar has served as Chief Financial Officer since January 2011. He previously served as our Chief Executive Officer from July 2006 to January 2011 and as President from January 2011 to June 2014. Mr. Kassar has acted as our principal financial and accounting officer since 2006. Prior to joining Freshpet, he was Senior Vice President and Chief Financial Officer of The Meow Mix Company until its sale to Del Monte Foods in 2006. From 1999 to 2001, he served as Co-President and Chief Financial Officer of Global Household Brands. From 1986 to 1999, Mr. Kassar

Family Relationships

There are no family relationships among any of our directors or executive officers.

Corporate Governance and Board Structure

Our Board of Directors currently consists of 10 members.

In accordance with our Certificate of Incorporation and Bylaws that will become effective upon consummation of this offering, our Board of Directors will consist of 10 members and will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The authorized number of directors may be changed by resolution of the Board of Directors. Vacancies on the Board of Directors can be filled by resolution of the Board of Directors. Mr. Norris serves as the Chairman of our Board of Directors. We believe that each of the members of our Board of Directors following the completion of this offering except Mr. Thompson will be independent consistent with the rules of the NASDAQ Stock Market. Mr. Harned, Mr. Brewster and Mr. King are the Class I directors and their terms will expire in 2015. Mr. Basto, Mr. George, Mr. Steeneck and Mr. Coben are the Class II directors and their terms will expire in 2016. Mr. Norris, Mr. Marlow and Mr. Thompson are the Class III directors and their terms will expire in 2017. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Mr. Norris serves as a managing member of Freshpet Investors LLC, and Mr. Marlow serves as a principal of MidOcean. See “Principal Stockholders” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Board Committees

Until the completion of this offering, we will have no separate board committees. Upon completion of this offering, our Board of Directors will have three standing committees: an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. Each of the committees will report to the Board of Directors as they deem appropriate, and as the Board of Directors may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our Board of Directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The Audit Committee is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit and the audit fee; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm, including taking into consideration whether the independent auditor’s provision of any non-audit services to us is compatible with maintaining the independent auditor’s independence; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual consolidated financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters;

(8) reviewing and approving related person transactions; (9) annually reviewing the Audit Committee charter and the committee’s performance; and (10) handling such other matters that are specifically delegated to the Audit Committee by our Board of Directors from time to time.

Upon completion of this offering, our Audit Committee will consist of Mr. Steeneck (chair), Mr. Harned and Mr. Basto. SEC rules and NASDAQ rules require us to have one independent Audit Committee member upon the listing of our common stock on the NASDAQ Global Market, a majority of independent directors on the Audit Committee within 90 days of the date of the completion of this offering and all independent Audit Committee members within one year of the date of the completion of this offering. Our Board of Directors has affirmatively determined that Mr. Steeneck, Mr. Harned, Mr. George and Mr. Basto meet the definition of “independent directors” for purposes of serving on an Audit Committee under applicable SEC and NASDAQ rules. In addition, Mr. Steeneck will qualify as our “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.

Our Board of Directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at www.freshpet.com upon the completion of this offering. Our website is not part of this prospectus.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for developing and recommending to the Board of Directors criteria for identifying and evaluating candidates for directorships and making recommendations to the Board of Directors regarding candidates for election or reelection to the Board of Directors at each annual stockholders’ meeting. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the Board of Directors concerning corporate governance matters. The nominating and corporate governance committee will be also responsible for making recommendations to the Board of Directors concerning the structure, composition and function of the Board of Directors and its committees.

Upon completion of this offering, our Nominating and Corporate Governance Committee will consist of Mr. Coben (chair), Mr. George and Mr. King. SEC rules and NASDAQ rules require us to have one independent Nominating and Corporate Governance Committee member upon the listing of our common stock on the NASDAQ Global Market, a majority of independent directors on the Nominating and Corporate Governance Committee within 90 days of the date of the completion of this offering and all independent Nominating and Corporate Governance Committee members within one year of the date of the completion of this offering. Our Board of Directors has affirmatively determined that Mr. Coben, Mr. George and Mr. King meet the definition of “independent directors” for purposes of serving on a Nominating and Corporate Governance Committee under applicable SEC and NASDAQ rules.

Our Board of Directors will adopt a new written charter for the Nominating and Corporate Governance Committee, which will be available on our corporate website at www.freshpet.com upon the completion of this offering. The information contained on our website does not constitute a part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

Upon completion of this offering, our Compensation Committee will consist of Mr. Marlow (chair), Mr. Brewster, Mr. Harned and Mr. King. SEC rules and NASDAQ rules require us to have one independent Compensation Committee member upon the listing of our common stock on the NASDAQ Global Market, a majority of independent directors on the Compensation Committee within 90 days of the date of the completion of this offering and all independent Compensation Committee members within one year of the date of the completion of this offering. Our Board of Directors has affirmatively determined that Mr. Marlow, Mr. Brewster, Mr. Harned and Mr. King meet the definition of “independent directors” for purposes of serving on a Compensation Committee under applicable SEC and NASDAQ rules.

Our Board of Directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at www.freshpet.com upon the completion of this offering. The information contained on our website does not constitute a part of this prospectus.

Risk Oversight

Our Board of Directors is currently responsible for overseeing our risk management process. The Board of Directors focuses on our general risk management strategy and the most significant risks facing us and ensures that appropriate risk mitigation strategies are implemented by management. The Board of Directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Upon completion of this offering, our Board of Directors will not have a standing risk management committee, but rather will administer this oversight function directly through our Board of Directors as a whole, as well as through various standing committees of our Board of Directors that address risks inherent in their respective areas of oversight. In particular, our Board of Directors will be responsible for monitoring and assessing strategic risk exposure, our Audit Committee will be responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures and our Compensation Committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage unnecessary risk-taking. In addition, upon completion of this offering, our Audit Committee will oversee the performance of our internal audit function and consider and approve or disapprove any related-party transactions.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Risk and Compensation Policies

Prior to the completion of this offering, we intend to analyze our compensation programs and policies to determine whether those programs and policies are reasonably likely to have a material adverse effect on us.

Leadership Structure of the Board of Directors

The positions of Chairman of the Board and Chief Executive Officer are presently separated. We believe that separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead the Board of Directors in its fundamental role of providing advice to and independent oversight of management. Our Board of Directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as the Board of Directors’ oversight responsibilities continue to grow. While our

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to our NEOs during 2013.

Name and principal position	Year	Salary ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Richard Thompson(5) Chief Executive Officer	2013	400,000	—	—	—	400,000

Scott Morris Chief Marketing Officer	2013	282,692	—	35,000	8,873	326,565

Cathal Walsh Senior Vice President	2013	227,108	—	21,500	10,163	258,771

(1)	Salaries for fiscal 2013 include amounts deferred under the Company’s 401(k) plan.
(2)	In 2013, we did not grant any of our NEOs options to purchase shares of our common stock.
(3)	The amounts reported in the “Non-Equity Incentive Plan Compensation” column represent awards to our NEOs under our annual cash bonus program.
(4)	The compensation included in the “All Other Compensation” column consists of premiums we paid with respect to each of our NEOs for (a) medical, dental and vision insurance, (b) personal accident insurance, (c) life insurance, (d) long-term disability insurance, (e) short-term disability insurance, and fees related to an education assistance program.
(5)	Mr. Thompson also serves as a member of our Board of Directors but does not receive any additional compensation for his service as a director.

Outstanding Option Awards at December 31, 2013

The following table sets forth information regarding outstanding stock options held by our NEOs as of December 31, 2013:

Name	Number of Securities Underlying Unexercised Options Exercisable(1)	Number of Securities Underlying Unexercised Options Exercisable(2)	Option Exercise Price (Per Share)	Option Expiration Date
Richard Thompson	266,326	693,267	$7.10	12/31/2020

Scott Morris	16,031	103,297	7.10	12/31/2020
	22,316	—	6.28	9/30/2016

Cathal Walsh	8,210	60,901	7.10	12/31/2020
	22,316	—	$6.28	9/30/2016

(1)	The unvested time based shares vest annually in approximately equal amounts through 2014.
(2)	The unvested performance shares vest annually based on targets.

Employment Agreements with Named Executive Officers

The Company has entered into employment agreements with each of Mr. Thompson, Mr. Morris and Mr. Walsh, as amended in the case of Mr. Morris and Mr. Walsh. The agreements provide for an initial term of two years in the case of Mr. Thompson and one year in the case of Mr. Morris and Mr. Walsh and are subject to automatic one-year extensions beginning on the expiration of the initial term. The automatic extension of the agreements may be terminated with at least 90 days’ prior written notice from the executive or the Company stating an intent not to extend the employment term. Under the agreements, Mr. Thompson, Mr. Morris and Mr. Walsh are entitled to receive minimum annual base salaries of $400,000, $200,000 and $200,000, respectively, subject to annual review by the Company’s board of directors, and have the opportunity to participate in the Company’s equity incentive programs. Mr. Thompson has the opportunity to earn an annual target bonus equal to 50% of his base salary. Each executive is also entitled to participate in the Company’s employee and fringe benefit plans as may be in effect from time to time on the same basis as other employees of the Company generally.

Under the agreements, in the event of the executive’s termination of employment without “cause,” with “good reason” or due to “permanent disability” (each as defined in the agreements), the executive generally will be entitled to receive, subject to the executive’s timely execution of a general release of claims: (i) any unpaid base salary through the date of termination, (ii) an amount equal to the annual base salary, payable in equal monthly installments over the twelve-month period following such termination, and (iii) continued health and fringe benefits for a period of twelve months following such termination.

In addition to the severance benefits described above, upon termination of Mr. Morris and Mr. Walsh by the Company without “cause” or by the executive for “good reason,” the executive’s outstanding stock options and shares of restricted stock will fully vest on the date of such termination. Further, in the event of Mr. Morris’ and Mr. Walsh’s termination of employment due to “permanent disability,” the executives will remain entitled to receive all stock options and fringe benefits as if the executive’s employment had continued through the one-year period following termination.

The agreements contain a non-competition covenant that prohibits the executive from competing against the Company for a period of one year following termination of employment. The agreements also contain non-solicitation provisions that prohibit the executives from actively soliciting the Company’s employees, customers or suppliers during the period of employment and for a period of one year following termination of employment. The executives are also subject to perpetual confidentiality restrictions that protect the Company’s proprietary information, developments and other intellectual property.

Potential Payments Upon Termination or Change in Control

Each NEO is entitled to twelve months’ salary upon termination without cause regardless of a change in control.

Stock Option and Other Compensation Plans

2006 Stock Incentive Plan

The 2006 Stock Incentive Plan (the “2006 Plan”) was adopted by our Board of Directors and approved by our stockholders in October 2006. The 2006 Plan provided for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock-based awards to our employees, officers, directors, consultants and advisors. As of June 30, 2014, there were options to purchase 440,376 shares of our common stock outstanding under the 2006 Plan, at a weighted average exercise price of $6.41 per share, and options to purchase 28,964 shares of our common stock had been exercised. The 2006 Plan was terminated in December 2010 and no awards have been granted under the 2006 Plan since such termination, however, any award outstanding under the 2006 Plan at the time of the termination will remain in effect until such award is exercised or has expired in accordance with its terms.

2010 Stock Option Plan

The 2010 Stock Option Plan (the “2010 Plan”) was adopted by our Board of Directors and approved by our stockholders in December 2010. The 2010 Plan provided for the grant of incentive stock options and nonstatutory stock options to our employees, officers, directors, consultants and advisors. As of June 30, 2014, there were options to purchase 2,198,998 shares of our common stock outstanding under the 2010 Plan, at a weighted average exercise price of $7.10 per share, and no options to purchase shares of our common stock had been exercised. We do not expect to make further grants under the 2010 Plan following the offering, however, any award outstanding under the 2010 Plan at the time of the completion of the offering will remain in effect until such award is exercised or has expired in accordance with its terms.

2014 Omnibus Incentive Plan

In connection with this offering, we intend to adopt the 2014 Plan. The 2014 Plan will provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2014 Plan. The purpose of the 2014 Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms we expect the 2014 Plan to include. For further information about the 2014 Plan, please see the form of the 2014 Plan, which is attached as an exhibit to the registration statement, of which this prospectus is a part.

Administration.    The 2014 Plan will be administered by the Compensation Committee of our Board of Directors. The Compensation Committee will have the power to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2014 Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2014 Plan as it deems necessary or proper. The Compensation Committee will have authority to administer and interpret the 2014 Plan, to grant discretionary awards under the 2014 Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2014 Plan and the awards thereunder as the Compensation Committee deems necessary or desirable and to delegate authority under the 2014 Plan to our executive officers.

Available Shares.    The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2014 Plan or with respect to which awards may be granted may not exceed              shares. The number of shares available for issuance under the 2014 Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common

Amendment and Termination.    Notwithstanding any other provision of the 2014 Plan, our Board of Directors may at any time amend any or all of the provisions of the 2014 Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the 2014 Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability.    Awards granted under the 2014 Plan generally are nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards.    The 2014 Plan will provide that awards granted under the 2014 Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Securities Exchange Act of 1934 or under any applicable rules and regulations promulgated by the Securities and Exchange Commission.

Effective Date; Term.    Prior to the closing of this offering, we expect the Board of Directors and our stockholders to adopt the 2014 Plan. No award will be granted under the 2014 Plan on or after the tenth anniversary of its adoption. Any award outstanding under the 2014 Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

Limitations on Liability and Indemnification

Our Certificate of Incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the DGCL and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our Certificate of Incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with our directors. These indemnification agreements may require us, among other things, to indemnify each such director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. It also is possible that the director or officer could amend or terminate the plan when not in possession of material, nonpublic information. In addition, our directors and executive officers may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Director Compensation

In the year ended December 31, 2013, none of our directors received compensation for their services on our Board of Directors. Following this offering, our non-employee directors will be compensated for their services on our Board of Directors as follows:

•	each non-employee director will receive an annual fee of $75,000 ($37,500 in cash plus an equity grant equal to $37,500);

•	the chairman of the audit committee will receive an additional annual fee of $10,000;

•	the chairman of the compensation committee will receive an additional annual fee of $5,000; and

•	the chairman of the nominating and corporate governance committee will receive an additional annual fee of $5,000.

Each annual fee will be payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of each payment will be prorated for any portion of a quarter that a director is not serving on our board and no fee will be payable in respect of any period prior to the effective date of the registration statement of which this prospectus is a part.

Each member of our Board of Directors will also continue to be entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of the Board of Directors and any committee of the Board of Directors on which he or she serves.

Prior to this offering, we have not paid cash retainers or provided other forms of compensation such as non-equity awards, equity awards or perquisites, with respect to service on our Board of Directors. We have historically reimbursed our directors for reasonable travel and other expenses incurred in connection with attending meetings of the Board of Directors.

PRINCIPAL STOCKHOLDERS

The following table shows information about the beneficial ownership of our common stock, as of September 30, 2014, by:

•	each person known by us to beneficially own 5% or more of our outstanding common stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

The numbers listed below are based on 31,799,111 shares of our common stock outstanding as of September 30, 2014, after giving effect to the Guarantee Fee Conversion, the Preferred C Stock Conversion and the Stock Split, and do not reflect any shares of common stock that our employees, directors and other persons associated with us may purchase through the directed share program, as described in the “Underwriting” section of this prospectus.

Upon the completion of this offering, MidOcean and Freshpet Investors LLC will own approximately 27.2% and 19.8%, respectively, of our common stock, or 25.9% and 18.9%, respectively, if the underwriters’ option to purchase additional shares of our common stock is exercised in full.

Unless otherwise indicated, the address of each individual listed in this table is c/o Freshpet, Inc., 400 Plaza Drive, 1st Floor, Secaucus, New Jersey 07094.

Name and Address of Beneficial Owner(1)	Common stock owned before the offering		Common stock owned after the offering (no option exercise)		Common stock owned after the offering (full option exercise)
	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:
MidOcean(2)	8,632,715	40.4%	8,632,715	27.1%	8,632,715	25.9%
Freshpet Investors LLC(3)	6,293,256	29.4%	6,293,256	19.8%	6,293,256	18.9%

Executive Officers and Directors:
Charles A. Norris(4)	6,410,254	30.0%	6,410,254	20.2%	6,410,254	19.2%
Richard Thompson	752,461	3.5%	752,461	2.3%	752,461	2.2%
J. David Basto	—	—	—	—	—	—
Daryl G. Brewster	28,831	0.1%	28,831	0.1%	28,831	0.1%
Lawrence S. Coben	5,308	*	5,308	*	5,308	*
Walter N. George III	—	—	—	—	—	—
Christopher B. Harned	—	—	—	—	—	—
Robert C. King	—	—	—	—	—	—
Jonathan S. Marlow	—	—	—	—	—	—
Craig D. Steeneck	—	—	—	—	—	—
Richard Kassar	271,371	1.3%	271,371	0.9%	271,371	0.8%
Scott Morris	308,999	1.4%	308,999	1.0%	308,999	0.9%
Cathal Walsh	175,304	0.8%	175,304	0.6%	175,304	0.5%
Michael Hieger	32,692	0.2%	32,692	0.1%	32,692	0.1%
Stephen Macchiaverna	104,851	0.5%	104,851	0.3%	104,851	0.3%
Thomas Farina	120,256	0.6%	120,256	0.4%	120,256	0.4%
Kathryn Winstanley	28,263	0.1%	28,263	0.1%	28,263	0.1%
Executive Officers and Directors as a Group (17 persons)	8,238,591	37.5%	8,238,591	25.4%	8,238,591	24.3%

*	Less than 1%
(1)	A “beneficial owner” of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:

•	voting power which includes the power to vote, or to direct the voting of, such security; and/or

•	investment power which includes the power to dispose, or to direct the disposition of, such security.

Unless otherwise indicated, each person named in the table above has sole voting and investment power, or shares voting and investment power with his spouse (as applicable), with respect to all shares of stock listed as owned by that person. Shares issuable upon the exercise of options exercisable on September 30, 2014 or within 60 days thereafter are considered outstanding and to be beneficially owned by the person holding such options for the purpose of computing such person’s percentage beneficial ownership, but are not deemed outstanding for the purposes of computing the percentage of beneficial ownership of any other person. The address of our executive officers is 400 Plaza Drive, 1st Floor, Secaucus, New Jersey 07094.

(2)	Includes 5,339,028 shares of common stock held by MidOcean Partners III, L.P., 2,838,435 shares of common stock held by MidOcean Partners III-A, L.P. and 455,252 shares of common stock held by MidOcean Partners III-D, L.P. (collectively, the “MidOcean Entities”). MidOcean Associates, SPC (“Associates”) is the General Partner of each of the MidOcean Entities. MidOcean US Advisor, L.P. (“US Advisor”) provides investment advisory services to each of the MidOcean Entities and Associates. J. Edward Virtue indirectly controls the shares of common stock held by the MidOcean Entities. Accordingly, Associates, US Advisor and Mr. Virtue may be deemed to have beneficial ownership of the shares of common stock held by the MidOcean Entities, although each of Associates, US Advisor and Mr. Virtue disclaims beneficial ownership of the shares owned of record by any other person or entity except to the extent of their pecuniary interest therein. The address for each of the MidOcean Entities, Associates, US Advisor and Mr. Virtue is 320 Park Avenue, 16th Floor, New York, New York 10022.

(3)	Charles A. Norris and Kayne Anderson Capital Advisors L.P. are the managing members of Freshpet Investors LLC and share voting and investment power over the shares of common stock held by Freshpet Investors LLC. Richard Kayne is the managing partner of Kayne Anderson Capital Advisors L.P. Mr. Norris, Mr. Kayne and Kayne Anderson Capital Advisors L.P. disclaim beneficial ownership of all of the shares of common stock held or controlled by Freshpet Investors LLC except to the extent of their pecuniary interest therein.

(4)	Includes 116,998 shares of common stock held by Mr. Norris directly and 6,293,256 shares of common stock held by Freshpet Investors LLC (see footnote 3). Mr. Norris disclaims beneficial ownership of all of the shares of common stock held or controlled by Freshpet Investors LLC except to the extent of his pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

We expect to enter into a Second Amended and Restated Stockholders Agreement with MidOcean, Freshpet Investors LLC and certain of our other stockholders (the “Stockholders Agreement”), pursuant to which MidOcean, Freshpet Investors LLC and the other stockholders party thereto will be entitled to certain registration rights. The stockholders party to this agreement will collectively hold an aggregate of                      shares, or                     %, of our common stock upon completion of this offering, assuming the underwriters option to purchase additional shares of our common stock is not exercised.

Demand Registrations

Under the Stockholders Agreement, holders of a majority of the shares subject to the agreement (the “Registrable Securities”) are able to require us to use our best efforts to file a registration statement under the Securities Act (“Demand Registration”), and we are required to notify the remaining holders of Registrable Securities in the event of such request (a “Demand Registration Request”). The holders of Registrable Securities can issue unlimited Demand Registration Requests. All eligible holders will be entitled to participate in any Demand Registration upon proper notice to us. We have certain limited rights to delay or postpone such registration.

Piggyback Registrations

Under the Stockholders Agreement, if at any time we propose or are required to register any of our equity securities under the Securities Act (other than a Demand Registration or certain excluded registrations), we will be required to notify each holder of Registrable Securities of its right to participate in such registration (a “Piggyback Registration”). We have the right to terminate or postpone any registration statement in which holders of Registrable Securities have elected to exercise Piggyback Registration rights.

Expenses of Registration

We are required to bear the registration expenses (other than underwriting discounts) incident to any registration in accordance with the Stockholders Agreement, including the reasonable fees of counsel chosen by the holders of a majority of the Registrable Securities included in the registration.

Indemnification

Under the Stockholders Agreement, we must, subject to certain limitations, indemnify each holder of Registrable Securities and its employees, partners, members, officers, directors, and stockholders of each such holder; agents, representatives, and advisors, including legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act or the Exchange Act, against all losses, claims, damages, liabilities and expenses in certain circumstances and to pay any expenses reasonably incurred in connection with investigating and defending such losses, claims, damages, liabilities and expenses, except insofar as the same arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder expressly for us in connection with a registration effected pursuant to the Stockholders Agreement.

Selldown Agreement

We expect to enter into a selldown agreement with Freshpet Investors LLC pursuant to which Freshpet Investors LLC will agree for a period of 18 months from the completion of the offering (the “Selldown Period”) not to offer, transfer, distribute, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock (collectively, the “applicable securities”), whether owned by Freshpet Investors LLC at the time of the completion of the offering or acquired by it thereafter. Notwithstanding the above restriction, Freshpet Investors LLC may:

(i) in any 90 day period (x) during the time beginning on the day that is 181 days following the completion of this offering and ending on the day that is 12 months following the completion of this offering, transfer up to 7.5% of the applicable securities held by it on the date of the agreement and (y) during the time beginning on the day that is 366 days following the completion of this offering and ending at the conclusion of the Selldown Period transfer up to 10% of the applicable securities held by it on the date of the agreement, in each case as a distribution to its members, affiliates or any investment fund or other entity controlled or managed by it; or

(ii) transfer its applicable securities pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control (as defined in the selldown agreement) of us following the completion of this offering.

Indemnification Agreements

We expect to enter into indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide that, subject to limited exceptions, and among other things, we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer.

Guarantee Agreement

In connection with the $62.5 Million Revolver, we entered into a Fee and Reimbursement Agreement with MidOcean, Freshpet Investors LLC, an entity related to Charles A. Norris, our Chairman of the Board of Directors, Richard Thompson, our Chief Executive Officer, and Richard Kassar, our Chief Financial Officer, each a guarantor of a portion of the $62.5 Million Revolver. MidOcean, an entity related to Charles A. Norris, Richard Thompson and Richard Kassar guarantee $32.9 million, $4.3 million, $0.3 million and $0.7 million, respectively. The agreement stipulates that we will pay each guarantor a contingent fee equal to 10% per annum of the amount that each guarantor has committed to guarantee. Payments are to be made in the form of newly issued shares of Series C Preferred Stock at the price of $5.25 per share. The fee accrues only from and after the date that the guarantor enters into the guarantee, and if at any time any guarantor’s obligation is terminated in full or in part, the fee continues to accrue only with respect to the amount, if any, of such guarantor’s remaining commitment under the credit agreement governing the $62.5 Million Revolver. The fee is contingent in that it will become due and payable only if all principal and interest under the $62.5 Million Revolver has been repaid and a Change of Control has occurred. A Change of Control is defined as any sale, merger, consolidation, share exchange, business combination, equity issuance, or other transaction or series of related transactions, specifically excluding public offerings such as this offering, which result in the stockholders immediately prior to the transaction(s) owning collectively less than 50% of the voting control immediately following the transaction(s) or (ii) any sale, lease, exchange, transfer, or other disposition of substantially all of the assets, taken as a whole, in a single transaction or series of transactions, excluding sales in the ordinary course of business, sale/leaseback and corporate restructuring transactions. To date, no shares of Series C Preferred Stock have been issued in connection with the Fee and Reimbursement Agreement. As of June 30, 2014, MidOcean, an entity related to Mr. Norris, Mr. Thompson and Mr. Kassar had accrued 1,069,265, 137,606, 19,272 and 21,794 shares of unissued Series C Preferred Stock, respectively. We plan to use a portion of the proceeds from the Debt Refinancing and this offering to repay the borrowings under the $62.5 Million Revolver, relieving us of future fees on the debt guarantee except for changes in fair market value. In addition, prior to the closing of this offering, outstanding guarantee fees will be converted into Series C Preferred Stock, which will be converted into common stock.

The Stockholder Note

We issued $1.5 million of notes to certain stockholders of the Company. The Stockholder Note accrues interest compounded annually at a rate of 10%. The Stockholder Note and all accrued interest are due on December 23, 2020.            ,             , and              each hold $             million, $             million and $            , respectively of the Stockholder Note.

Tyson Agreement

Effective January 9, 2009, we entered into a distribution agreement with Tyson Foods, Inc. (“Tyson”), which is one of our stockholders. Pursuant to the distribution agreement, Tyson agreed to perform certain distribution and logistical services for us. Our agreement with Tyson expires on December 31, 2015. We are currently in negotiations to renew the distribution agreement. For the years ended December 31, 2012 and 2013, we paid $4.8 million and $6.1 million, respectively, for work performed by Tyson under the agreement.

We also purchase, on an as needed basis, certain raw materials from Tyson. For the years ended December 31, 2012 and 2013, we paid $0.3 million and $0.5 million, respectively, to Tyson for raw materials provided to us.

Procedures for Approval of Related Party Transactions

We do not currently have a formal written policy or procedures for the review and approval of related party transactions. However, all related party transactions are currently reviewed and approved by a disinterested majority of our Board of Directors.

Our Board of Directors will adopt a written related person transaction policy, effective upon the closing of this offering, which sets forth the policies and procedures for the review and approval or ratification of related party transactions. This policy will be administrated by our Audit Committee. These policies will provide that, in determining whether or not to recommend the initial approval or ratification of a related party transaction, the relevant facts and circumstances available shall be considered, including, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

DESCRIPTION OF CAPITAL STOCK

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our Certificate of Incorporation, our Bylaws and the provisions of applicable law. Copies of our Certificate of Incorporation and Bylaws are filed as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

General

Upon the closing of this offering, the total amount of our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of undesignated preferred stock. As of June 30, 2014, after giving effect to the Guarantee Fee Conversion, the Preferred C Stock Conversion and the Stock Split, we had 21,160,515 shares of common stock, par value $0.001 per share, outstanding.

Following this offering, we will have 31,799,111 shares of common stock and no shares of preferred stock outstanding, assuming the underwriters’ option to purchase additional shares is not exercised. The following summary describes all material provisions of our capital stock. We urge you to read our Certificate of Incorporation and our Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of September 30, 2014, there were 82 stockholders of record of our common stock. Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities. Our common stock is neither convertible nor redeemable. Unless our Board of Directors determines otherwise, we will issue all of our capital stock in uncertificated form.

Preferred Stock

Our Board of Directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our Company.

Voting Rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Our Bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law or our Certificate of Incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

Each holder of shares of our capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our Board of Directors from time to time opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. Neither MidOcean, nor any of its representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL, and our Bylaws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers.

Exclusive Jurisdiction of Certain Actions

Our Certificate of Incorporation will require, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Payment of Legal Fees in Certain Proceedings

Our Certificate of Incorporation will provide, to the fullest extent permitted by law, in the event that any person or entity (the “Claimant”) (x) initiates or asserts (1) any derivative action or proceeding brought on behalf of the Company, (2) any claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or its stockholders, (3) any action against the Company or any of its directors, officers, employees or agents arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine (each of the foregoing, a “Claim”), or joins any such Claim as a named party, and (y) does not thereby obtain a judgment on the merits that substantially achieves the full remedy or relief sought in the Claim, such Claimant shall be jointly and severally obligated to reimburse the Company for all fees, costs and expenses (including attorneys’ fees and the fees of experts) actually and reasonably incurred by the Company in defending such Claim.

Registration Rights

See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Transfer Agent and Registrar

We expect the transfer agent and registrar for our common stock to be Computershare Trust Company, N.A.

Listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “FRPT.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and impair our ability to raise equity capital in the future. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Upon completion of this offering, we will have 31,799,111 shares of common stock outstanding assuming the underwriters’ option to purchase additional shares of common stock is not exercised. Of these shares of common stock, the 10,416,667 shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an “affiliate” of ours, as that term is defined in Rule 144, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 21,382,444 shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market (after the expiration of the lock-up agreements described below) only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.

In connection with this offering, we, our directors, our executive officers and holders of substantially all of our outstanding capital stock have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our equity interests or securities convertible into or exchangeable for our equity interests during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 317,991 shares immediately after this offering (or approximately 333,616 shares if the underwriters’ option to purchase additional shares is exercised in full); or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our” restricted securities” have entered into lock-up agreements as referenced above and their “restricted securities” will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, and subject to expiration of the applicable lock-up restrictions, under Rule 701 promulgated under the Securities Act, any of our employees, directors or officers who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date (subject to the lock-up agreements referred to below, as applicable), are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our existing option plan and the new equity incentive plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, our executive officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to certain exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act; or

•	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially; or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. For additional information, see “Underwriting.”

Selldown Agreement

Pursuant to the terms of a selldown agreement that we intend to enter into with Freshpet Investors LLC, in any 90 day period, Freshpet Investors LLC may (x) during the time beginning on the day that is 181 days following the completion of this offering and ending on the day that is 12 months following the completion of this offering, transfer up to 7.5% of the applicable securities held by it on the date of the agreement and (y) during the time beginning on the day that is 366 days following the completion of this offering and ending on the day that is 18 months following the completion of this offering transfer up to 10% of the applicable securities held by it on the date of the agreement, in each case as a distribution to its members, affiliates or any investment fund or other entity controlled or managed by it. See “Certain Relationships and Related Party Transactions—Selldown Agreement” for more information.

Registration Rights

Upon completion of this offering, the holders of an aggregate of                      shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period, with respect to certain of the shares, described under “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for more information.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Robert W. Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated
SunTrust Robinson Humphrey, Inc.
Canaccord Genuity Inc.

Total	10,416,667

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,562,500 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. We have agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $30,000, as set forth in the underwriting agreement. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,562,500 additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list the common stock on the NASDAQ Global Market under the symbol “FRPT.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. Reserved shares purchased by our directors and executive officers will be subject to a 180-day restricted period. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Freshpet, Inc.:

We have audited the accompanying balance sheets of Freshpet, Inc. and subsidiary (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Freshpet, Inc. and subsidiary as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Short Hills, New Jersey

June 27, 2014, except as to paragraph 2 of note 17, which is as of October             , 2014

FRESHPET, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2013	2012
ASSETS
CURRENT ASSETS:
Cash and equivalents	$2,444,754	$1,633,249
Accounts receivable, less allowance for doubtful accounts of $243,777 in 2013 and $215,787 in 2012	3,497,596	2,778,477
Inventories, net	5,512,225	3,823,929
Prepaid expenses and other current assets	173,786	144,256

Total Current Assets	11,628,361	8,379,911

Property, plant and equipment, net	48,764,032	33,173,751
Deposits on equipment	1,183,209	1,953,658
Other assets	1,041,622	586,904

Total Assets	$62,617,224	$44,094,224

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$6,286,720	$9,206,274
Accrued expenses	1,907,481	2,284,212

Total Current Liabilities	8,194,201	11,490,486

OTHER LIABILITIES:
Long-term debt	1,112,312	1,056,928
Notes payable	75,000,000	43,000,000
Accrued fees on debt guarantee	7,140,136	1,895,436
Accrued interest on long term debt	667,110	469,647
Other Liabilities	369,564	369,564

Total Liabilities	$92,483,323	$58,282,061

COMMITMENTS AND CONTINGENCIES

REDEEMABLE PREFERRED STOCK:
Series B, $0.001 par value, 250,000 shares authorized, 112,160 shares issued and outstanding in 2013 and 2012	30,728,450	26,513,220
Series C, $0.001 par value, 15,000,000 shares authorized, 11,238,098 and 10,285,715 shares issued and outstanding in 2013 and 2012, respectively	70,463,489	61,102,565

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock – voting, $0.001 par value, 39,938,400 shares authorized, 10,421,462 shares issued and outstanding in 2013, 10,413,509 shares issued and outstanding in 2012	10,421	10,413
Additional paid-in capital	16,450,175	24,017,444
Accumulated deficit	(147,518,634)	(125,831,479)

Total Stockholders’ Deficit	(131,058,038)	(101,803,622)

Total Liabilities and Stockholders’ Deficit	$62,617,224	$44,094,224

See accompanying notes to consolidated financial statements

FRESHPET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2013	2012
NET SALES	$63,150,776	$43,519,461
COST OF GOODS SOLD	35,957,835	22,881,333

GROSS PROFIT	27,192,941	20,638,128
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	39,573,617	35,385,319

LOSS FROM OPERATIONS	(12,380,676)	(14,747,191)
OTHER EXPENSES:
Other Expenses	(537,812)	(343,212)
Fees on Debt Guarantee	(5,244,700)	(1,895,436)
Interest Expense	(3,492,442)	(1,637,883)

	(9,274,954)	(3,876,531)

LOSS BEFORE INCOME TAXES	(21,655,630)	(18,623,722)
INCOME TAX EXPENSE	31,525	32,776

NET LOSS	(21,687,155)	(18,656,498)
OTHER COMPREHENSIVE INCOME:
Foreign Currency Translation Adjustment	—	23,829

TOTAL COMPREHENSIVE LOSS	$(21,687,155)	$(18,632,669)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(30,282,659)	$(26,609,946)

NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS:
BASIC	$(2.91)	$(2.56)

DILUTED	$(2.91)	$(2.56)

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING USED IN COMPUTING NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS:
BASIC	10,415,056	10,413,509

DILUTED	10,415,056	10,413,509

PRO FORMA NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS (UNAUDITED):
BASIC	$1.08
DILUTED	$1.08
PRO FORMA WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING USED IN COMPUTING PRO FORMA NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS (UNAUDITED):
BASIC	19,210,652
DILUTED	19,210,652

See accompanying notes to consolidated financial statements

FRESHPET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock – Voting		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Number of Shares Issued	Amount
BALANCES, DECEMBER 31, 2011	10,413,509	$10,413	$30,818,666	$(107,174,981)	$(23,829)	$(76,369,731)

YEAR ENDED DECEMBER 31, 2012:
Issuance of 4,932 common stock options to consultants for services	—	—	27,365	—	—	27,365
Issuance of 4,438 common stock options to employees as compensation for service	—	—	6,156	—	—	6,156
Share-based compensation expense	—	—	1,118,705	—	—	1,118,705
Series B Preferred Stock dividend accretion	—	—	(3,638,052)	—	—	(3,638,052)
Series C Preferred Stock dividend accretion	—	—	(4,315,396)	—	—	(4,315,396)
Foreign currency translation adjustment	—	—	—	—	23,829	23,829
Net loss	—	—	—	(18,656,498)	—	(18,656,498)

BALANCES, DECEMBER 31, 2012	10,413,509	$10,413	$24,017,444	$(125,831,479)	$—	$(101,803,622)

YEAR ENDED DECEMBER 31, 2013:
Issuance of 7,953 shares of common stock for cash	7,953	8	49,883	—	—	49,891
Share-based compensation expense	—	—	978,352	—	—	978,352
Series B Preferred Stock dividend accretion	—	—	(4,215,230)	—	—	(4,215,230)
Series C Preferred Stock dividend accretion	—	—	(4,380,274)	—	—	(4,380,274)
Net loss	—	—	—	(21,687,155)	—	(21,687,155)

BALANCES, DECEMBER 31, 2013	10,421,462	$10,421	$16,450,175	$(147,518,634)	$—	$(131,058,038)

See accompanying notes to consolidated financial statements

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future net cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Recoverability of assets held for sale is measured by a comparison of the carrying amount of an asset or asset group to their fair value less estimated costs to sell. Estimating future cash flows and calculating fair value of assets requires significant estimates and assumptions by management. If the carrying amount is not fully recoverable, an impairment loss is recognized to reduce the carry amount to fair value, and is charged to expense in the period of impairment.

Income Taxes – The Company provides for deferred income taxes for temporary differences between financial and income tax reporting, principally net operating loss carryforwards, depreciation, and share-based compensation. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled.

A valuation allowance is appropriate when management believes it is more likely than not, the deferred tax asset will not be realized. At December 31, 2013 and 2012, the Company has determined that a valuation allowance of approximately 100% is deemed appropriate.

Revenue Recognition and Incentives – Revenue from product sales is recognized upon shipment to the customers as terms are free on board (FOB) shipping point, at which point title and risk of loss is transferred and the selling price is fixed or determinable. This completes the revenue-earning process specifically that an arrangement exists, delivery has occurred, ownership has transferred, the price is fixed and collectability is reasonably assured. A provision for payment discounts and product return allowances, which is estimated based upon the Company’s historical performance, management’s experience and current economic trends, is recorded as a reduction of sales in the same period that the revenue is recognized.

Trade incentives, consisting primarily of customer pricing allowances and merchandising funds, and consumer coupons are offered through various programs to customers and consumers. Sales are recorded net of estimated trade incentive spending, which is recognized as incurred at the time of sale. Accruals for expected payouts under these programs are included as accrued expense in the consolidated balance sheet. Coupon redemption costs are also recognized as reductions of net sales when the coupons are issued. Estimates of trade promotion expense and coupon redemption costs are based upon programs offered, timing of those offers, estimated redemption/usage rates from historical performance, management’s experience and current economic trends.

Advertising – Advertising costs, consisting primarily of media ads, are expensed as incurred. Advertising costs in 2013 and 2012 were approximately $12,037,402 and $10,666,163, respectively.

Shipping and Handling Costs/Freight Out – Costs incurred for shipping and handling are included in selling, general, and administrative expenses within the statement of operations and comprehensive loss. Shipping and handling costs primarily consist of costs associated with moving finished products to customers, including costs associated with distribution center and the cost of shipping products to customers through third-party carriers. Shipping and handling cost totaled $6,872,953 and $5,170,367 for the years ended 2013 and 2012, respectively. Shipping and handling costs billed to customers are included in sales.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•	Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets for cash and cash equivalents, other receivables, accounts payable and accrued expenses approximate their fair value based on the short-term maturity of these instruments. The warrant liability is recorded at fair value with changes in fair value reflected in the statement of operations and comprehensive loss.

Pro forma net loss per share attributable to common stockholders (unaudited)

Pro forma net loss per share attributable to common stockholders has been computed to give effect to the issuance of Preferred Stock C for consideration of the fees on debt guarantee, as well as conversion of all outstanding Preferred Stock C, including the Preferred Stock C issued in consideration of the fees on debt guarantee, immediately prior to the consummation of an initial public offering of the Company’s common stock into common stock on a 1-for-0.7396 basis, as of the beginning of the period or the issuance date.

Also, the numerator in the pro forma basic and diluted net income per share calculation has been adjusted for the loss resulting from the fees on debt guarantee liability and for the Preferred Stock C dividends. The fees on debt guarantee will be issued as Preferred Stock C. See Note 13 for further discussion.

Note 2 – Inventories:

Inventories are summarized as follows:

	December 31,
	2013	2012
Raw materials	$1,431,422	$1,187,339
Packaging components material	805,424	666,843
Finished goods	3,459,707	2,003,535

	5,696,553	3,857,717
Reserve for obsolescence	(184,328)	(33,788)

	$5,512,225	$3,823,929

Note 3 – Property, Plant and Equipment:

Property, plant and equipment, net are summarized as follows:

	December 31,
	2013	2012
Refrigeration equipment	$35,649,423	$24,739,093
Machinery and equipment	20,767,207	6,023,755
Building and improvements	9,892,291	—
Furniture and office equipment	1,727,248	594,374
Leasehold improvements	1,474,741	1,737,598
Construction in progress	143,274	16,111,016
Automotive equipment	313,930	380,604

	69,968,114	49,586,440
Less: Accumulated depreciation and amortization	(21,204,082)	(16,412,689)

	$48,764,032	$33,173,751

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	$60,000,000 Revolving Note Payable

The Company entered into a $60,000,000 revolving line of credit agreement with a maturity date of May 1, 2016. Subject to certain conditions, the maturity date may be extended until May 1, 2017 upon delivery of legal opinions stating that the majority lender has the right to call capital up through May 1, 2017. The borrowings bear interest at either a LIBOR Rate (LIBOR Adjusted Rate, plus 3.25%) or a Base Rate (Base Rate plus 2.25%). Base rate is defined as the greater of the Prime Rate on the date of the borrowing and the Federal Funds Effective Rate plus 0.5%. Interest on Base Rate Loans are payable monthly, LIBOR Rate loans are payable at the end of the selected interest rate. This note payable is subordinated to the $15,000,000 revolving note payable except for the first mortgage on the Bethlehem, PA property. The loan agreement provides for the maintenance of certain financial covenants. The Company is currently in compliance with these requirements. Borrowings on this revolving note payable totaled $60,000,000 at December 31, 2013 and $28,000,000 at December 31, 2012.

In connection with this note, the Company entered into a Fee and Reimbursement Agreement with certain stockholders who were also guarantors of the note. See note 11 for further detail.

Note 7 – Commitments:

Leases – The Company leases office and warehouse space under non-cancelable operating leases that expire at various dates through January 31, 2015. As of December 31, 2013, future minimum rentals due under these leases were as follows:

Year Ended December 31,
2014	$222,853
2015	13,104

$235,957

Rent expense related to these non-cancelable operating leases was $481,269 and $326,523 for the years ended December 31, 2013 and 2012, respectively.

Employment Agreements – The Company is committed under the terms of employment agreements to pay three officers through the first anniversary of the date of a change in control event, at which time the commitments will automatically renew for additional one year periods, until termination by either party.

Note 8 – Non-employee Common Stock Options for Service:

Issuance of Common Stock Options for Services – On January 31, 2012, options to purchase 4,932 shares of common stock were issued to a consultant for services received. The stock options were valued at $5.54 per share. These options become exercisable in December 2015 and expire January 2022. The estimated fair value of these options was recorded as a non-cash stock issuance cost. The total amount expensed associated with these options was approximately $27,000 for the year ended December 31, 2012.

On June 1, 2012, options to purchase 3,698 shares of common stock were issued to a consultant for services received. These options become fully exercisable when certain performance conditions are met, and expire in June 2022. As of December 31, 2012, the performance conditions required to exercise these options were not met and no expense was recorded related to these options in 2012.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

accrued but unpaid dividends. Upon receipt of the redemption notice by the Company, notice to Series B shareholders must be given by the Company stating that they received notice of redemption from the Series C shareholders. Upon receipts of the notice, the holders of the Series B may elect to redeem their shares with a majority vote from the Series B shareholders. The Series B shareholders will be entitled to the original issue price plus an amount in cash equal to any and all accrued but unpaid dividends.

Note 10 – Warrant:

In connection with a loan transaction with a bank prior to 2011, and in consideration thereof, the Company issued to a bank a warrant to purchase up to an aggregate of 61,117 shares of voting common stock of the Company at a purchase price of $6.28 per share. In the event the Company issues additional equity instruments at a purchase price or exercise price lower than the warrant exercise price, such exercise price shall be adjusted. This warrant was recorded as a liability with adjustments to fair value recorded in the statement of operations.

This warrant is exercised upon surrender to the Company, on a net basis, such that, without the exchange of any funds, such holder purchases that number of shares otherwise issuable upon exercise of its warrant less that number of shares having a current market price at the time of exercise equal to the aggregate exercise price that would otherwise have been paid by such holder upon the exercise of the warrant.

This warrant automatically converts in October 2017 without any action by the holder.

Note 11 – Guarantee Agreement:

In connection with the $60,000,000 revolving note payable (see note 6), the Company entered into a Fee and Reimbursement Agreement with certain stockholders who were also guarantors of the note. That agreement stipulated that the Company will pay each guarantor a contingent fee equal to 10% per annum of the amount that each guarantor has committed to guarantee. The payment will be made in the form of newly issued shares of Series C Preferred Stock at the price of $5.25 per share. The fee accrues only from and after the date that the Guarantor enters into the Guarantee, and if at any time any Guarantor’s obligation is terminated in full or in part, the Fee shall continue to accrue only with respect to the amount, if any of such Guarantor’s remaining commitment under the Credit Agreement. The fee is contingent in that it will become due and payable only if all principal and interest under the credit agreement has been repaid and a Change of Control has occurred. A Change of Control is defined as any sale, merger, consolidation, share exchange, business combination, equity issuance, or other transaction or series of related transactions, specifically excluding public offerings, which result in the stockholders immediately prior to the transaction(s) owning collectively less than 50% of the voting control immediately following the transaction(s); or (ii) any sale, lease, exchange, transfer, or other disposition of substantially all of the assets, taken as a whole, in a single transaction or series of transactions, excluding sales in the ordinary course of business, sale/leaseback and corporate restructuring transactions.

The Guarantee is a financial instrument recognized as a liability by the Company and recorded at fair value at issuance. The instrument is adjusted to its then fair value at each reporting period with changes in fair value recorded in the consolidated statement of operations and comprehensive loss. As of December 31, 2013, the Company measured the fair value of the outstanding fee on debt guarantee

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

using an option pricing method with several possible distribution outcomes depending on the timing and kind of liquidity event. Expected volatility is estimated utilizing the historical volatility of similar companies. The risk-free interest rates are based on the U.S. Treasury yield for a period consistent with the expected contractual life. The following assumptions were utilized:

December 31, 2013
Expected volatility	17.0%
Remaining contractual life (in years)	1.5
Risk-free interest rate	0.2%
Expected dividend yield	0.0%

The Company categorized the fees on debt guarantee as a Level 3 financial liability since there is no market activity for the underlying Preferred C Stock.

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities:

Beginning Balance	$—
Adjustment to fair value	1,895,436

Balance at December 31, 2012	1,895,436
Adjustment to fair value	5,244,700

Balance at December 31, 2013	$7,140,136

Note 12 – Equity Incentive Plans:

2006 Stock Plan – In December 2006, the Company approved the 2006 Stock Plan (the “2006 Plan”) under which options to purchase approximately 624,223 shares of the Company’s common stock were granted to employees and affiliates of the Company. These options vest over 5 years and approximately $58,629 was recorded as an expense in 2013 and $192,670 in 2012. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the 2006 Plan). At December 31, 2013 there were zero shares available for grant as the plan is frozen. The options granted have maximum contractual terms ranging from 5 to 10 years.

2010 Stock Plan – In December 2010, the Company approved the 2010 Stock Plan (the “2010 Plan”) under which options to purchase approximately 2,146,320 shares of the Company’s common stock were granted to employees and affiliates of the Company (in 2012, the 2010 Plan was amended to allow for option to purchase approximately 2,220,280 shares of the Company’s common stock). These options are either time-based (vest over 4 years), performance-based (vest when performance targets are met, as defined in the stock option grant agreement), or vest at the occurrence of an exit event which is defined as a Change of Control in the Company or an initial public offering under the Securities Act, as defined in the stock option grant agreement. Approximately $919,726 and $932,192 was recorded as an expense in 2013 and 2012, respectively, related to the 2010 plan. At December 31, 2013 there were 21,257 shares available for grant. The options granted have maximum contractual terms of 10 years.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Service Period Stock Options – A summary of service period stock options outstanding and changes under the plans during the year ended December 31, 2013 is presented below:

Options	Shares	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2011	1,086,042	$6.82
Granted	9,370	7.10
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2012	1,095,412	6.82

Outstanding at January 1, 2013	1,095,412	6.82
Granted	—	—
Exercised	(7,953)	6.28
Forfeited	(4,719)	6.72

Outstanding at December 31, 2013	1,082,740	6.91	6.0	$211,505

Exercisable at December 31, 2013	893,505	$6.78	6.0	$293,250

The total intrinsic value of options exercised during the years ended December 31, 2013 was $6,559. No options were exercised during the year ended December 31, 2012.

A summary of the nonvested service period stock options as of December 31, 2013, and changes during the year ended December 31, 2013, is presented below:

	Number of Options	Weighted- Average Grant- Date Fair Value Per Share
Nonvested as of December 31, 2012	372,468	$5.98
Vested	(178,515)	5.94
Forfeited and expired	(4,719)	6.72

Nonvested as of December 31, 2013	189,234	$6.02

As of December 31, 2013, there is approximately $1,025,518 of total unrecognized compensation costs related to non-vested service period options, which is expected to be recognized over approximately 3 years.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Performance Based Options – Performance based option vesting is contingent upon the Company achieving certain annual or cumulative revenue goals. A summary of performance-based stock options outstanding and changes under the plans during the year ended December 31, 2013 is presented below:

Options	Shares	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2011	634,897	$7.10
Granted	40,045	7.10
Forfeited	—	—

Outstanding at December 31, 2012	674,942	7.10

Outstanding at December 31, 2012	674,942	7.10
Granted	11,094	7.10
Forfeited	(5,283)	7.10

Outstanding at December 31, 2013	680,753	$7.10	8.0	$—

No performance-based options are exercisable at December 31, 2013 or December 31, 2012.

A summary of the nonvested service period stock options as of December 31, 2013, and changes during the year ended December 31, 2013, is presented below:

	Number of Options	Weighted- Average Grant- Date Fair Value Per Share
Nonvested as of December 31, 2012	674,942	$7.10
Granted	11,094	7.10
Forfeited and expired	(5,283)	7.10

Nonvested as of December 31, 2013	680,753	$7.10

As of December 31, 2013, there is approximately $3,947,906 of total unrecognized compensation costs related to non-vested performance based options, which would be recognized if and when the contingent vesting criteria is met. As of December 31, 2013, the achievement of the vesting criteria is not considered probable.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Exit Event Options – Exit event option vesting is contingent upon the occurrence of an exit event, which results from a Change of Control in the Company or an Initial Public Offering of the Company’s common stock under the Securities Act, as defined in the option grant agreement. A summary of exit event stock options outstanding and changes under the plans during the year ended December 31, 2013 is presented below:

Options	Shares	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2011	849,189	$7.10
Granted	24,319	7.10
Forfeited	—	—

Outstanding at December 31, 2012	873,508	7.10

Outstanding at December 31, 2012	873,508	7.10
Granted	5,177	7.10
Forfeited	(1,761)	7.10

Outstanding at December 31, 2013	876,924	$7.10	8.0	$—

A summary of the nonvested service period stock options as of December 31, 2013, and changes during the year ended December 31, 2013, is presented below:

	Number of Options	Weighted- Average Grant- Date Fair Value Per Share
Nonvested as of December 31, 2012	873,508	$7.10
Granted	5,177	7.10
Forfeited and expired	(1,761)	7.10

Nonvested as of December 31, 2013	876,924	$7.10

As of December 31, 2013, there is approximately $5,123,336 of total unrecognized compensation costs related to non-vested performance based options, which would be recognized if and when the contingent vesting criteria is met. As of December 31, 2013, the achievement of the vesting criteria is not considered probable.

Grant Date Fair Value of Options – The grant date fair value of options (service period options, performance based options and exit event options) granted during the year ended December 31, 2013 was $5.40 per share. The grant date fair value of options granted during the year ended December 31, 2012, ranged from $5.55 per share.

The fair value of each option-award is estimated on the date of grant using a Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company’s common stock. The expected term of options granted is based on the “shortcut method” described in FASB ASC 718, Compensation – Stock Compensation (an expected term based on the midpoint between the vesting date and the end of the contractual term). The risk-free interest rates are based on the U.S. Treasury yield for a period consistent with the

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expected term of the option in effect at the time of the grant. Assumptions used in the Black-Scholes model were as follows:

	Year Ended December 31,
	2013	2012
Expected volatility	86.0%	91.2%
Average expected term in years	7	7
Risk-free interest rate	1.7%	1.2%
Expected dividend yield	0.0%	0.0%

Note 13 – Net Loss Attributable to Common Stockholders and Pro Forma Net Loss Attributable to Common Stockholders:

Basic net loss per common share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common share outstanding for the period. Diluted net loss per common share is computed by giving effect to all potentially dilutive securities. Diluted net loss per common share is the same as basic net loss per common share, due to the fact that potentially dilutive securities would have an antidilutive effect as the Company incurred a net loss for the year ended December 31, 2013 and 2012.

The potentially dilutive securities excluded from the determination of diluted loss per share, as their effect is antidilutive, are as follows:

	Year ended December 31,
	2013	2012
Convertible Preferred Series C (on an as-if converted basis)	7,713,455	7,598,805
Service Period Stock Options	1,092,604	1,094,618
Warrants	61,117	61,117

	8,867,176	8,754,540

The computation of net income attributable to common stockholders is as follows:

	Year ended December 31,
	2013	2012
Net loss	$(21,687,155)	$(18,656,498)
Preferred stock dividends on Series B and Series C	(8,595,504)	(7,953,448)

Net loss attributable to common stockholders	$(30,282,659)	$(26,609,946)

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pro Forma December 31, 2013
(unaudited)
Unaudited pro forma net loss per share attributable to common stockholders:
Numerator
Net loss attributable to common stockholders	$30,282,659
Pro forma adjustment to reverse the Preferred Series C dividend	4,380,274
Pro forma adjustment to reverse the fees on debt guarantee	5,244,700

Net loss attributable to common stockholders used in computing pro forma net income per share attributable to common stockholders	$20,657,685

Denominator
Weighted average shares of common stock outstanding used in computing the pro forma net loss per share attributable to common stockholders – basic	10,415,056
Pro forma adjustments to reflect weighted-average effect of assumed conversion of convertible Preferred Series C	7,713,454
Pro forma adjustments to reflect weighted-average effect of assumed conversion of fees on debt guarantee	1,082,142

Denominator for pro forma basic net income per share of common stock	19,210,652

Pro forma basic and diluted net loss per share attributable to common stockholders	$1.08

Note 14 – Retirement Plan:

The Company sponsors a safe harbor 401(k) plan covering all employees. All employees are eligible to participate. Active participants in the plan may make contributions of up to 25% of their compensation. Company contributions totaled approximately $196,054 for 2013 and $180,098 for 2012.

Note 15 – Related Party Transactions:

Payments made to a stockholder for distribution services totaled approximately $6,146,245 in 2013 and $4,882,534 in 2012. Payments of approximately $4,658,118 in 2013 and $3,059,658 in 2012 were made to stockholders for the purchase of raw materials. In addition payments of approximately $678,371 in 2013 and $707,686 2012 related to rent and associated utilities and maintenance were also made to a stockholder who is also a landlord of one of our locations.

In connection with the $60,000,000 revolving note payable, certain stockholders are guarantors of the note. That agreement stipulated that the Company will pay each guarantor a contingent fee equal to 10% per annum of the amount that each guarantor has committed to guarantee. See note 6 for further detail.

Note 16 – Concentrations:

Concentration of Credit Risk – The Company maintains its cash balances in financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000 each. At times, such balances may be in excess of the FDIC insurance limit.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Major Customers – In 2013, net sales to one of our distributors – which sells directly to three of our customers – accounted for 28% of our net sales. In 2012, that distributor accounted for 20% of our net sales. In 2013 and 2012, net sales to one of our customers accounted for 11% and 14%, respectively.

Major Suppliers – The Company purchased approximately 56% of its raw materials from three vendors in the year ended December 31, 2013 and approximately 58% of its raw materials from three vendors in the year ended December 31, 2012. The Company purchased 76% of its treats finished goods from three other vendors for the year ended December 31, 2012. The Company purchased 67% of its packaging material from three vendors for the year ended December 31, 2013.

For one of its raw material vendors, the Company has a purchase agreement whereby prices are fixed for one year periods. Prices adjust every April, through April 1, 2014. The Company has the option to terminate the agreement at the beginning of any future one year period. The Company believes it could obtain similar pricing from another supplier, but a change could potentially cause production delays and additional costs.

Net Sales By Class of Retail – The following table sets forth net sales by class of retail:

	Twelve months ended December 31,
	2013	2012
Grocery and Mass (1)	$49,731,873	$33,985,199
Pet Specialty, Natural, and Other (2)	13,418,903	9,534,262

Net Sales	$63,150,776	$43,519,461

(1)	Includes club retail class
(2)	Other sales represent less than 1% of net sales

Note 17 – Subsequent Events:

There were no subsequent events identified, other than the following:

•	During March 2014, the Company increased the borrowing availability by an additional $5.0 million on our $15,000,000 revolving note payable. See note 6 for further detail.

•	During the months of February and April 2014, the Company has raised approximately $6,600,000 of additional capital through the issuance of Series C Preferred Stock.

On October     , 2014, the Company declared a stock split of 0.7396 shares for each share of common stock. Per the terms of the convertible Preferred Stock C, this stock split results in a proportional adjustment to the conversion ratio of each series of convertible preferred stock. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retroactively, where applicable, to reflect this stock split and adjustment of the preferred stock conversion ratio.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Unaudited Quarterly Results:

Unaudited quarterly results for the years ended December 31, 2013 and 2012 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013:
Net sales	$13,885,185	$14,846,366	$16,698,903	$17,720,322
Loss from operations	(3,147,240)	(3,205,977)	(4,182,320)	(1,845,139)
Net loss	(4,719,104)	(5,253,194)	(6,495,643)	(5,219,214)
Net loss attributable to common stockholders	(6,751,248)	(7,364,129)	(8,647,369)	(7,519,913)
Basic earnings per common share	(0.65)	(0.71)	(0.83)	(0.72)
Diluted earnings per common share	(0.65)	(0.71)	(0.83)	(0.72)

2012:
Net sales	$9,382,537	$10,536,726	$11,226,549	$12,373,649
Loss from operations	(4,104,712)	(3,517,450)	(4,671,886)	(2,453,143)
Net loss	(4,388,417)	(4,178,740)	(6,017,866)	(4,071,475)
Net loss attributable to common stockholders	(6,342,042)	(6,151,618)	(8,020,532)	(6,095,754)
Basic earnings per common share	(0.61)	(0.59)	(0.77)	(0.59)
Diluted earnings per common share	(0.61)	(0.59)	(0.77)	(0.59)

FRESHPET INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2014	Pro Forma Stockholders’ Equity at June 30, 2014		December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and equivalents	$1,923,823	$		$2,444,754
Accounts receivable, less allowance for doubtful accounts of $508,704 on June 30, 2014 and $243,777 on December 31, 2013	5,371,892			3,497,596
Inventories, net	5,752,833			5,512,225
Deferred offering costs	1,075,111			—
Prepaid expenses and other current assets	214,395			173,786

Total Current Assets	14,338,054			11,628,361

Property, plant and equipment, net	55,419,038			48,764,032
Deposits on equipment	3,675,778			1,183,209
Other assets	1,056,002			1,041,622

Total Assets	$74,488,872	$		$62,617,224

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$9,965,909	$		$6,286,720
Accrued expenses	3,193,252			1,907,481

Total Current Liabilities	13,159,161			8,194,201

OTHER LIABILITIES:
Long-term debt	1,140,004			1,112,312
Notes payable	82,500,000			75,000,000
Accrued fees on debt guarantee	10,785,352			7,140,136
Accrued interest on long term debt	773,080			667,110
Other Liabilities	369,564			369,564

Total Liabilities	$108,727,161	$		$92,483,323

COMMITMENTS AND CONTINGENCIES

REDEEMABLE PREFERRED STOCK:
Series B, $.001 par value, 250,000 shares authorized, 112,160 issued and outstanding on June 30, 2014 and December 31, 2013	33,080,581		33,080,581	30,728,450
Series C, $0.001 par value, 15,000,000 shares authorized, 12,485,906 and 11,238,098 issued and outstanding on June 30, 2014 and December 31, 2013, respectively, and 15,000,000 shares authorized and none outstanding on a pro forma basis on June 30, 2014	81,510,032		—	70,463,489

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock – voting, $0.001 par value, 39,938,400 shares authorized, 10,421,462 issued and outstanding on June 30, 2014 and December 31, 2013, and 39,938,400 shares authorized, 21,160,515 issued and outstanding on a pro forma basis on June 30, 2014 (unaudited)	10,421		21,161	10,421
Additional paid-in capital	10,088,338		102,372,982	16,450,175
Accumulated deficit	(158,927,661)		(158,727,501)	(147,518,634)

Total Stockholders’ Deficit	(148,828,902)		(56,533,358)	(131,058,038)

Total Liabilities and Stockholders’ Deficit	$74,488,872	$		$62,617,224

The accompanying notes are an integral part to the unaudited consolidated financial statements

FRESHPET INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For The Six Months Ended June 30,
	2014	2013
NET SALES	$39,736,235	$28,731,551
COST OF GOODS SOLD	20,370,265	15,234,164

GROSS PROFIT	19,365,970	13,497,387
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	24,995,794	19,850,604

LOSS FROM OPERATIONS	(5,629,824)	(6,353,217)
OTHER EXPENSES:
Other Expenses	(85,076)	(29,335)
Fees on Debt Guarantee	(3,645,216)	(2,034,411)
Interest expense	(2,032,910)	(1,539,573)

	(5,763,202)	(3,603,319)

LOSS BEFORE INCOME TAXES	(11,393,026)	(9,956,536)
INCOME TAX EXPENSE	16,000	15,762
NET LOSS	(11,409,026)	(9,972,298)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	(18,256,717)	(14,115,377)

NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS:
BASIC	$(1.75)	$(1.36)

DILUTED	$(1.75)	$(1.36)

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING USED IN COMPUTING NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS:
BASIC	10,421,462	10,413,509

DILUTED	10,421,462	10,413,509

PRO FORMA NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS (UNAUDITED):
BASIC	$(0.49)
DILUTED	$(0.49)
PRO FORMA WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING USED IN COMPUTING PRO FORMA NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS (UNAUDITED):
BASIC	20,758,396
DILUTED	20,758,396

The accompanying notes are an integral part to the unaudited consolidated financial statements

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The three levels of the fair value hierarchy are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active). Level 2 includes financial instruments that are valued using models or other valuation methodologies.

•	Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets for other receivables, accounts payable and accrued expenses approximate their fair value based on the short-term maturity of these instruments.

Unaudited Pro Forma

Unaudited Pro Forma Stockholders’ Equity – The unaudited pro forma stockholders’ equity as of June 30, 2014 gives effect to the issuance of Preferred Stock Series C for consideration of the fees on debt guarantee, as well as conversion of all outstanding Preferred Stock C, including the Preferred Stock C issued in consideration of the fees on debt guarantee, immediately prior to the consummation of an initial public offering of the Company’s common stock into common stock on a 1-for-0.7396, as of the beginning of the period or the issuance date. The pro forma stockholders’ equity does not give effect to any proceeds from a qualifying initial public offering of the Company’s common stock or repayment of debt.

Pro forma net loss per share attributable to common stockholders (unaudited) – Pro forma net loss per share attributable to common stockholders has been computed to give effect to the issuance of Preferred Stock C for consideration of the fees on debt guarantee, as well as conversion of all outstanding Preferred Stock C, including the Preferred Stock C issued in consideration of the fees on debt guarantee, immediately prior to the consummation of an initial public offering of the Company’s common stock into common stock on a 1-for-0.7396, as of the beginning of the period or the issuance date.

Also, the numerator in the pro forma basic and diluted net income per share calculation has been adjusted for the loss resulting from the fees on debt guarantee liability and for the Preferred Stock C dividends. The fees on debt guarantee will be issued as Preferred Stock C. The Preferred Stock C will convert to common stock, and thus no longer accrete dividends. See Note 10 for further discussion.

Note 2: Recently Issued Accounting Standards

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” (“ASU 2014-08”). Under ASU 2014-08, only

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

only with respect to the amount, if any of such Guarantor’s remaining commitment under the Credit Agreement. The fee is contingent in that it will become due and payable only if all principal and interest under the credit agreement has been repaid and a Change of Control has occurred. A Change of Control is defined as any sale, merger, consolidation, share exchange, business combination, equity issuance, or other transaction or series of related transactions, specifically excluding public offerings, which result in the stockholders immediately prior to the transaction(s) owning collectively less than 50% of the voting control immediately following the transaction(s); or (ii) any sale, lease, exchange, transfer, or other disposition of substantially all of the assets, taken as a whole, in a single transaction or series of transactions, excluding sales in the ordinary course of business, sale/leaseback and corporate restructuring transactions.

The Guarantee is a financial instrument recognized as a liability by the Company and recorded at fair value at issuance. The instrument is adjusted to its then fair value at each reporting period with changes in fair value recorded in the consolidated statement of operations and comprehensive loss. As of June 30, 2014, the Company measured the fair value of the outstanding guarantee fee using an option pricing method with several possible distribution outcomes depending on the timing and kind of liquidity event. Expected volatility is estimated utilizing the historical volatility of similar companies. The risk-free interest rates are based on the U.S. Treasury yield for a period consistent with the expected contractual life. The following assumptions were utilized:

	June 30, 2014	December 31, 2013
Expected volatility	25.4%	17.0%
Remaining contractual life (in years)	1.0	1.5
Risk-free interest rate	0.11%	0.20%
Expected dividend yield	0.0%	0.0%

The Company categorized the guarantee fee as a Level 3 financial liability since there is no market activity for the underlying Preferred C Stock.

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities:

Balance at December 31, 2013	7,140,136
Adjustment to fair value	3,645,216

Balance at June 30, 2014	$10,785,352

Note 9 – Equity Incentive Plans:

2006 Stock Plan – In December 2006, the Company approved the 2006 Stock Plan (the “2006 Plan”) under which options to purchase approximately 624,223 shares of the Company’s common stock were granted to employees and affiliates of the Company. These options vest over 5 years and approximately $22,788 was recorded as an expense for the six months ended June 30, 2014. Approximately $29,314 was recorded as an expense for the six months ended June 30, 2013. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the 2006 Plan).

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2010 Stock Plan – In December 2010, the Company approved the 2010 Stock Plan (the “2010 Plan”) under which options to purchase approximately 2,146,320 shares of the Company’s common stock were granted to employees and affiliates of the Company (in 2012, the 2010 Plan was amended to allow for option to purchase approximately 2,220,280 shares of the Company’s common stock). These options are either time-based (vest over 4 years), performance-based (vest when performance targets are met, as defined in the stock option grant agreement), or vest at the occurrence of an exit event which is defined as a Change of Control in the Company (as defined in the stock option grant agreement) or an initial public offering registered under the Securities Act, as defined under the option grant agreement. Approximately $463,064 was recorded as an expense for the six months ended June 30, 2014. Approximately $459,864 was recorded as an expense for the six months ended June 30, 2013.

During the six months ended June 30, 2014 there were no grants or exercises of Service Based Options, Performance Based Options, and Exit Event Options plans.

Note 10 – Net Loss Attributable to Common Stockholders and Pro Forma Net Loss Attributable to Common Stockholders:

Basic net loss per common share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common share outstanding for the period. Diluted net loss per common share is computed by giving effect to all potentially dilutive securities. Diluted net loss per common share is the same as basic net loss per common share, due to the fact that potentially dilutive securities would have an antidilutive effect as the Company incurred a net loss for the three and six months ended June 30, 2014 and June 30, 2013.

The potentially dilutive securities excluded from the determination of diluted loss per share, as their effect is antidilutive, are as follows:

	Six months ended June 30,
	2014	2013
Convertible Preferred Series C (on an as-if converted basis)	8,832,453	7,607,315
Service Period Stock Options	1,082,429	1,095,314
Warrants	61,117	61,117

	9,975,999	8,763,746

The computation of net income attributable to common stockholders is as follows:

	Six months ended June 30,
	2014	2013
Net loss	$(11,409,026)	$(9,972,298)
Preferred stock dividends on Series B and Series C	(6,847,691)	(4,143,079)

Net loss attributable to common stockholders	$(18,256,717)	$(14,115,377)

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Pro Forma June 30, 2014
(unaudited)
Unaudited pro forma net loss per share attributable to common stockholders:
Numerator
Net loss attributable to common stockholders	$18,256,717
Pro forma adjustment to reverse the Preferred Series C dividend	4,495,559
Pro forma adjustment to reverse the fees on debt guarantee	3,645,216

Net loss attributable to common stockholders used in computing pro forma net income per share attributable to common stockholders	$10,115,942

Denominator
Weighted average shares of common stock outstanding used in computing the pro forma net loss per share attributable to common stockholders — basic	10,421,462
Pro forma adjustments to reflect weighted-average effect of assumed conversion of convertible Preferred Series C	8,832,453
Pro forma adjustments to reflect weighted-average effect of assumed conversion of fees on debt guarantee	1,504,481

Denominator for pro forma basic net income per share of common stock	20,758,396

Pro forma basic and diluted net loss per share attributable to common stockholders	$0.49

Note 11 – Related Party Transactions:

Payments made to a stockholder for distribution services totaled $4,075,684 during the six months ended June 30, 2014, and $2,934,980 for the six months ended June 30, 2013. Payments of $2,480,467 for the six months ended June 30, 2014, and $2,176,341 for the six months ended June 30, 2013 were made to stockholders for the purchase of raw materials. In addition there were payments of $143,630 for the six months ended June 30, 2014, and $434,515 for the six months ended June 30, 2013 related to rent and associated utilities and maintenance to a stockholder who is also a landlord of one of our locations. The rent and associated utilities and maintenance cost were at market rates. None of the payments made above were to stockholders who are either employee, board member, subsidiary, or affiliate of the Company.

In connection with the $62,500,000 revolving note payable, certain stockholders are guarantors of the note. That agreement stipulated that the Company will pay each guarantor a contingent fee equal to 10% per annum of the amount that each guarantor has committed to guarantee. See Note 8 for further detail.

Note 12 – Concentrations:

Concentration of Credit Risk – The Company maintains its cash balances in financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000 each. At times, such balances may be in excess of the FDIC insurance limit.

Major Customers – For the six months ended June 30, 2014, net sales to one of our distributors – which sells directly to three of our customers – accounted for 23% of our net sales. For the six

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

months ended June 30, 2013, that distributor accounted for 25% of our net sales. For the six months ended June 30, 2014, no customer accounted for more than 10% of our net sales while for the same period in 2013 one customer accounted for 12% of our net sales.

Major Suppliers – The Company purchased approximately 53% of its raw materials from three vendors during the six months ended June 30, 2014, and approximately 58% of its raw materials from three vendors in the six months ended June 30, 2013.

The Company also purchased approximately 78% of its treats finished goods from two other vendors for the six months ended June 30, 2014, and approximately 66% from three vendors for the six months ended June 30, 2013.

The Company purchased approximately 68% of its packaging material from two vendors for the six months ended June 30, 2014, and 45% of its packaging material from two vendors for the six months ended June 30, 2013, respectively.

For one of its raw material vendors, the Company has a purchase agreement whereby prices are fixed for one year periods. Prices adjust every April 1. The Company has the option to terminate the agreement at the beginning of any future one year period. The Company believes it could obtain similar pricing from another supplier, but a change could potentially cause production delays and additional costs.

Net Sales By Class of Retail – The following table sets forth net sales by class of retail:

	Six months ended June 30,
	2014	2013
Grocery and Mass (1)	$29,851,193	$22,474,475
Pet Specialty, Natural and Other (2)	9,885,042	6,257,076

Net Sales	$39,736,235	$28,731,551

(1)	Includes club retail class
(2)	Other sales represent less than 1% of net sales

Note 13 – Subsequent Events:

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or unrecognized subsequent events that have required adjustment or disclosure in the financial statements.

On October     , 2014, the Company declared a stock split of 0.7396 shares for each share of common stock. Per the terms of the convertible Preferred Stock C, this stock split results in a proportional adjustment to the conversion ratio of each series of convertible preferred stock. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retroactively, where applicable, to reflect this stock split and adjustment of the preferred stock conversion ratio.

10,416,667 Shares

Freshpet, Inc.

Common Stock

Goldman, Sachs & Co.

Credit Suisse

Baird

Stifel

SunTrust Robinson Humphrey

Canaccord Genuity

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts payable by us, in connection with the offer and sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

Amount
SEC registration fee	$19,488
FINRA filing fee	25,657
Nasdaq Listing fee	150,000
Printing expenses	300,000
Accounting fees and expenses	550,000
Legal fees and expenses	1,000,000
Transfer Agent and Registrar fees and expenses	6,000
Miscellaneous expenses	950,000

Total	$3,001,145

Item 14. Indemnification of Officers and Directors.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Certificate of Incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our Certificate of Incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our Certificate of Incorporation, our Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

We sold 2,472,518 shares of Series C Preferred Stock to existing stockholders in the time period since January 1, 2011 in exchange for an aggregate of $17,550,974. In the time period since January 1, 2011, we issued to directors, officers, employees and contractors options to purchase an aggregate of 2,187,739 shares of common stock with exercise prices of $7.10 per share pursuant to the 2010 Plan. In the time period since January 1, 2011, upon the exercise of stock options, we have issued 7,952 shares of common stock to certain officers, directors, employees and contractors in exchange for an aggregate of $49,889. No underwriters were used in connection with the transactions. The sale of such securities was exempt from registration pursuant to Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering and/or Rule 506 promulgated under the Securities Act. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the shares for investment and not distribution, and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16. Exhibits

(1)	Exhibits:

The exhibit index attached hereto is incorporated herein by reference.

(2)	Financial Statement Schedules:

No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Secaucus, State of New Jersey, on October 6, 2014.

FRESHPET, INC.

By:	/s/ Richard Kassar
Name: Richard Kassar Title: Chief Financial Officer

*  *  *  *

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on October 6, 2014 in the capacities indicated.

Signature	Title

* Richard Thompson	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Richard Kassar Richard Kassar	Chief Financial Officer and Director (Principal Accounting and Financial Officer)

* Charles A. Norris	Director

* J. David Basto	Director

* Jonathan S. Marlow	Director

* Christopher Harned	Director

* Daryl Brewster	Director

* Brian McInerney	Director

* Steven Gilbert	Director

* Scott Morris	Director

* By	/s/ Richard Kassar
Richard Kassar
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement

3.1**	Second Amended and Restated Certificate of Incorporation

3.2**	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation

3.3**	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation

3.4**	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation

3.5**	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation

3.6**	Bylaws

3.7	Form of Third Amended and Restated Certificate of Incorporation

3.8	Form of Amended and Restated Bylaws

4.1**	Warrant Agreement, dated as of October 5, 2007, between the Company and City National Bank, a national banking association

5.1	Opinion of Kirkland & Ellis LLP

10.1**	Amended and Restated Credit Agreement, dated as of April 12, 2013, among the Company, the several banks and other lenders from time to time parties to thereto and OneWest Bank, FSB, as administrative agent for the lenders

10.2**	First Amendment to Amended and Restated Credit Agreement, dated as of May 7, 2013, among the Company, the several banks and other lenders from time to time parties thereto and OneWest Bank, FSB, as administrative agent for the lenders

10.3**	Second Amendment to Amended and Restated Credit Agreement, dated as of July 2, 2013, among the Company, the several banks and other lenders from time to time parties thereto and OneWest Bank, FSB, as administrative agent for the lenders

10.4**	Third Amendment to Amended and Restated Credit Agreement, dated as of September 30, 2013, among the Company, the several banks and other lenders from time to time parties thereto and OneWest Bank, FSB, as administrative agent for the lenders

10.5	Fourth Amendment to Amended and Restated Credit Agreement, dated as of May 28, 2014, among the Company, the several banks and other lenders from time to time parties thereto and OneWest Bank N.A.

10.6**	Amended and Restated Loan and Security Agreement, dated as of December 23, 2010, by and between the Company and City National Bank, a national banking association, as lender

10.7**	Amendment Number One to Amended and Restated Loan and Security Agreement, dated as of February 9, 2012, by and between the Company and City National Bank, a national banking association, as lender

10.8**	Amendment Number Two to Amended and Restated Loan and Security Agreement, dated as of May 2, 2012, by and between the Company and City National Bank, a national banking association, as lender

10.9**	Amendment Number Three to Amended and Restated Loan and Security Agreement, dated as of June 8, 2012, by and between the Company and City National Bank, a national banking association, as lender

10.10**	Amendment Number Four to Amended and Restated Loan and Security Agreement, dated as of May 3, 2013, by and between the Company and City National Bank, a national banking association, as lender

Exhibit No.	Description

10.11**	Amendment Number Five to Amended and Restated Loan and Security Agreement, dated as of March 14, 2014, by and between the Company and City National Bank, a national banking association, as lender

10.12**	Amendment Number Six to Amended and Restated Loan and Security Agreement, dated as of September 4, 2014, by and between the Company and City National Bank, a national banking association, as lender

10.13	Form of Freshpet, Inc. 2014 Omnibus Incentive Plan

10.14	Form of Restricted Stock Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan

10.15	Form of Restricted Stock Unit Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan

10.16	Form of Incentive Stock Option Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan

10.17	Form of Nonqualified Stock Option Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan

10.18	Form of Stock Appreciation Rights Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan

10.19	Form of Freshpet, Inc. Non-Employee Director Compensation Policy

10.20**	Employment Agreement between Richard Thompson and Freshpet, Inc., dated as of December 23, 2010

10.21**	Employment Agreement between Scott Morris and Freshpet, Inc. dated as of October 25, 2006

10.22**	Amendment to Employment Agreement between Scott Morris and Freshpet, Inc. dated as of January 6, 2009

10.23**	Employment Agreement between Cathal Walsh and Freshpet, Inc. dated as of October 25, 2006

10.24**	Amendment to Employment Agreement between Cathal Walsh and Freshpet, Inc. dated as of January 6, 2009

10.25	Form of Indemnification Agreement between Freshpet, Inc. and each of its directors and executive officers

10.26	Form of Second Amended and Restated Stockholders Agreement

10.27**	Amended and Restated Fee and Reimbursement Agreement among Freshpet, Inc. and the other parties thereto dated as of April 15, 2013

10.28**	Amendment No. 1 to the Amended and Restated Fee and Reimbursement Agreement among Freshpet, Inc. and the other parties thereto dated as of October 9, 2013

10.29**	Amendment No. 2 to the Amended and Restated Fee and Reimbursement Agreement among Freshpet, Inc. and the other parties thereto dated as of April 7, 2014

10.30	Distribution Agreement between Tyson Foods, Inc. and Freshpet, Inc. dated as of January 6, 2009

10.31	Amendment to the Distribution Agreement between Tyson Foods, Inc. and Freshpet, Inc. dated as of August 8, 2014

Exhibit No.	Description

10.32	$1.5 Million Stockholder Note

10.33	Form of Selldown Agreement

21.1**	List of Subsidiaries

23.1	Consent of KPMG LLP

23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on the signature page of this Registration Statement)

99.1	Consent of Lawrence S. Coben

99.2	Consent of Walter N. George

99.3	Consent of Robert C. King

99.4	Consent of Craig D. Steeneck

**	Previously filed.